PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhar ate@peterhambro.com



1st July 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


SEC MAIL RECEIVED PROCESSING
JUL 03 2003
WASH. D.C. 187 SECTION

RE: Peter Hambro Mining plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Regulatory Filings to date for 2003:

20 June 2003 PETER HAMBRO MINING PLC Completion of Acquisition of Tokur Rudnik and Vendor Placing
19 June 2003 The London Stock Exchange admits the following securities to trading on AIM
17 June 2003 PETER HAMBRO MINING PLC holdings in company
16 June 2003 PETER HAMBRO MINING PLC Directors' Dealings
12 June 2003 PETER HAMBRO MINING PLC results of agm & appointment of non-executive director
12 June 2003 PETER HAMBRO MINING PLC signs tokur acquisition and vendor placing of 6 million shares
20 May 2003 PETER HAMBRO MINING PLC releases annual report and accounts
15 May 2003 PETER HAMBRO MINING PLC dealings by substantial shareholder
24 April 2003 The London Stock Exchange admits the following securities to trading on AIM:
23 April 2003 PETER HAMBRO MINING PLC notice of shareholders having a major interest
23 April 2003 PETER HAMBRO MINING PLC exercise of option
15 April 2003 PETER HAMBRO MINING PLC results of the open offer
27 March 2003 PETER HAMBRO MINING PLC notice of shareholders having a major interest
25 March 2003 The London Stock Exchange admits the following securities to trading on AIM:
24 March 2003 PETER HAMBRO MINING PLC placing and open offer



PETER HAMBRO MINING LTD

11 March 2003 PETER HAMBRO MINING PLC placing and open offer to raise approximately £16.8 million

10 March 2003 PETER HAMBRO MINING PLC announces upgrading of resources at Pioneer Deposit, Signing of Confidentiality Agreements with Rio Tinto, Proposed acquisition of new 8.1 million ounce Tokur Deposit and Preliminary Results for the year ended 31 December 2002

6 March 2003 PETER HAMBRO MINING PLC will announce preliminary results for the year ended 31 December 2002 on Monday, 10th March 2003.

17 February 2003 PETER HAMBRO MINING PLC OJSC Susumanzoloto and PETER HAMBRO MINING PLC agree Joint Venture over Magadan Gold Mining Assets

Other public documents to date for 2003:

12 June 2003 Annual General Meeting Presentation
20 May 2003 Annual Report & Accounts for 2002
24 March 2003 Prospectus for Placing & Open Offer

Yours faithfully,

PETER HAMBRO MINING PLC

By: ____________________

G J Hambro
Director

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or as to what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the United Kingdom Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities. The whole of the text of this document should be read.

This document which comprises a prospectus has been drawn up in accordance with the Public Offers of Securities Regulations 1995 (as amended) and the AIM Rules. A copy of this document has been delivered to the Registrar of Companies in England and Wales for registration in accordance with regulation 4(2) of those regulations. This document should be read in conjunction with the Initial AIM Admission Document dated 23 April 2002 published in connection with the admission of the Ordinary Shares to trading on AIM.

If you have sold or otherwise transferred all of your Existing Shares in Peter Hambro Mining plc prior to the "ex" date, please forward this document and the accompanying Application Form immediately to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into the United States, Canada, Australia, Japan, the Russian Federation or the Republic of Ireland or to such persons resident in such jurisdictions. If you have sold or transferred part of your registered holding of Existing Shares, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

Applications have been made for the New Shares to be admitted to trading on the Alternative Investment Market of the London Stock Exchange ("AIM") in two stages, the first being for the New Shares in respect of which Irrevocable Undertakings have been received, and secondly for the remaining New Shares which are allotted following the close of the Open Offer. It is expected that First Admission will take place, and that dealings in such New Shares will commence, on 25 March 2003 and that Second Admission will take place, and that dealings in such New Shares will commence, on 17 April 2003.

The rules of AIM are less demanding than those of the Official List of the UK Listing Authority. It is emphasised that no application is being made for admission of the New Shares to the Official List. **AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the UK Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. London Stock Exchange plc has not itself examined or approved the contents of this document.**

None of the Existing Shares or New Shares have been, or will be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States of America, Canada, Australia, Japan, the Russian Federation or the Republic of Ireland. Accordingly, subject to certain exceptions, the Existing Shares and New Shares may not, directly or indirectly, be offered or sold within the United States of America, Canada, Australia, Japan, the Russian Federation or the Republic of Ireland or to or for the account or benefit of any national, resident or citizen of Canada, Australia, Japan, the Russian Federation or the Republic of Ireland or any person located in the United States. This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for New Shares in any jurisdiction in which such offer or solicitation is unlawful. Shareholders in such jurisdictions or who are residents of the Russian Federation, Canada, Australia, the Republic of Ireland or Japan or are US Persons are not entitled to participate in the Open Offer and are being sent this document for information only.



PETER HAMBRO MINING PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with Registered No 4343841)

Proposed establishment of a joint venture

Proposed acquisition of additional gold mining interests

Placing and Open Offer of 9,596,919 New Shares at a price of 175 pence per share


CANACCORD
CAPITAL

NOMINATED ADVISER AND BROKER
Canaccord Capital (Europe) Limited

The latest time for acceptance and payment in full under the Open Offer is 3.00 p.m. on 14 April 2003. The procedure for application is set out in Part III of this document and in the accompanying Application Form. To be valid, Application Forms must be completed and returned with the appropriate remittance so as to reach Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham BR3 4TH as soon as possible and in any event no later than 3.00 p.m. on 14 April 2003.

The Directors of the Company, whose names appear on page 8, accept responsibility, including individual and collective, for the information contained in this document and compliance with the AIM Rules. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Canaccord Capital (Europe) Limited ("Canaccord"), which is regulated by The Financial Services Authority, is the Company's nominated adviser and broker for the purposes of the AIM Rules and is acting exclusively for the Company in relation to the Placing and Open Offer. Canaccord is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to customers of Canaccord or for advising any other person on the contents of this document or on any transaction or arrangement referred to in this document. Canaccord's responsibilities as the nominated adviser to the Company are owed solely to the London Stock Exchange plc. Canaccord has not authorised the contents of, or any part of, this document and (without limiting the statutory rights of any person to whom this document is issued) no liability whatsoever is accepted by Canaccord for the accuracy of any information or opinions contained in this document or for the omission of any material information, for which the Company and its directors are solely responsible.

CONTENTS

		Page
Placing and Open Offer Statistics		3
Expected Timetable		3
Definitions and Interpretations		4
Directors, Secretary and Advisers		8
PART I	Letter from the Chairman	9
PART II	Further Information on the Group, the Magadan Joint Venture and Tokur Acquisition	14
PART III	Letter from Canaccord Capital (Europe) Limited	20
PART IV	10 March Announcement	27
PART V	PART A - Independent Expert's Report	34
	PART B - Maps prepared by N. Vlasov, Group Chief Geologist	36
PART VI	Risk Factors	38
PART VII	Additional Information	41

PLACING AND OPEN OFFER STATISTICS

Number of New Shares to be issued	9,596,919
Issue Price per New Share	175p
Number of Ordinary Shares in issue following the Placing and Open Offer	57,581,514
Market capitalisation on Admission at the Issue Price	£100,767,649.50
Estimated net proceeds of the Placing and Open Offer receivable by the Company*	£15.7m
Percentage of enlarged share capital represented by the New Shares	16.7 per cent.
Number of Sale Shares being placed**	2,000,000

* Estimated net proceeds are stated after the deduction of estimated total costs, charges and expenses of the Placing and Open Offer payable by the Company, of £1.1 million.

** Proceeds not receivable by the Company.

EXPECTED TIMETABLE

Record Date for the Open Offer	20 March 2003
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 10 April 2003
Latest time and date for receipt of the Application Forms and payment in full under the Open Offer	3.00 p.m. on 14 April 2003
Dealings expected to commence in the New Shares on AIM:	
First Admission	8.00 a.m. on 25 March 2003
Second Admission	8.00 a.m. on 17 April 2003
CREST stock accounts credited in respect of New Shares to be held in uncertificated form:	
New Shares issued on First Admission	25 March 2003
New Shares issued on Second Admission	17 April 2003
Definitive share certificates in respect of New Shares to be held in certificated form to be despatched by:	
New Shares issued on First Admission	1 April 2003
New Shares issued on Second Admission	24 April 2003

DEFINITIONS AND INTERPRETATIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985 (as amended)
"Admission"	the admission of the New Shares to trading on AIM in accordance with the AIM Rules
"AIM"	the Alternative Investment Market of the London Stock Exchange
"AIM Rules"	the rules applicable to AIM as published by the London Stock Exchange
"Application Form"	the application form relating to the Open Offer being sent to Qualifying Shareholders with this document
"April Acquisition Agreement"	the Agreement dated 23 April 2002 between the Company and Dr Pavel Maslovsky to acquire 19.88 per cent. of JSCP on a share exchange basis
"Articles"	the articles of association of the Company
"Business Day"	a day on which the London Stock Exchange is open for business
"C Shares"	C shares in Eponymousco issued or to be issued under the Eponymousco Share Arrangement
"Canaccord"	Canaccord Capital (Europe) Limited, the Company's nominated adviser
"Canaccord Option Agreement"	the agreement dated 23 April 2002 between the Company and Canaccord pursuant to which Canaccord has an option to subscribe for 417,080 Ordinary Shares in the Company
"the City Code"	the City Code on Takeovers and Mergers
"Company" or "PHM"	Peter Hambro Mining Plc
"CIS"	the Commonwealth of Independent States
"CREST"	the system for paperless settlement of trades and holdings of uncertificated shares administered by CRESTCo Ltd
"Dalgeophysica"	Russian State geological consultancy company FGGUP Dalgeophysica
"December Acquisition Agreement"	the agreement dated 2 December 2002 between the Company and certain Maslovsky Associates in relation to the acquisition by the Company of 20,354,444,448 shares in JSCP in exchange for 11,144,593 Ordinary Shares in the Company
"December Circular"	the circular to Shareholders dated 3 December 2002 issued by the Company
"Directors" or "the Board"	the directors of the Company whose names are set out on page 8
"Eponymousco"	Eponymousco Limited, all of the issued shares of which, other than the C Shares, are owned by the Company

"Eponymousco Share Arrangement"	the incentivisation plan described in paragraph 8 of Part VII
"Existing Shares"	the 47,984,595 Ordinary Shares in issue as at the date of this document
"Far East Mining" or "FEM"	OJSC Far East Mining
"First Admission"	Admission of those New Shares in respect of which Irrevocable Undertakings from Shareholders have been received, which is expected to take place on or around 25 March 2003
"Group"	the Company and/or all or any of the Subsidiaries
"Hambro Associates"	Peter Hambro and/or other holders of Ordinary Shares in which he is interested
"Independent Directors"	Sir Rudolph Agnew and Philip Leatham, comprising a committee of the Board appointed to consider various issues
"Initial AIM Admission Document"	the document published in connection with the admission of the Ordinary Shares to trading on AIM dated on 23 April 2002
"Irrevocable Undertakings"	irrevocable undertakings from certain Shareholders in relation to the Open Offer in respect of an aggregate of 7,578,078 New Shares
"Issue Price"	the price of 175 pence per New Share
"JSCP"	OJSC Pokrovskiy Rudnik, a Russian open joint stock company, 97.69 per cent. of the issued share capital of which is owned by Eponymousco and the Company
"JSCP Shares"	shares in JSCP
"London Stock Exchange"	London Stock Exchange plc
"Magadan Joint Venture"	the proposed joint venture with Susumanzoloto and Shkolnoe in the Magadan Region of Russia
"Magadan Heads"	the heads of agreement between the Company, Susumanzoloto and Shkolnoe relating to the Magadan Joint Venture
"Maslovsky Associates"	Dr Pavel Maslovsky and/or other holders of Ordinary Shares in which he is interested
"Micon"	Micon International Co Limited and NBLGold
"New Shares"	the 9,596,919 new Ordinary Shares being offered pursuant to the Placing and Open Offer
"Official List"	the Official List of the UK Listing Authority
"Olekma"	CJSC Olekminsky Rudnik, a subsidiary of JSCP
"Open Offer"	the invitation made by Canaccord, acting as agent for the Company, to Qualifying Shareholders to subscribe for New Shares at the Issue Price on the terms and conditions set out in this document and in the Application Form
"Optionholders"	those persons who are entitled to the Plan Shares and Canaccord

"Ordinary Shares"	ordinary shares of 1p each in the capital of the Company
"Overseas Shareholders"	Qualifying Shareholders who are resident in countries other than the UK
"the Panel"	the UK Panel on Takeovers and Mergers
"Placing"	the placing by Canaccord of the New Shares and the Sale Shares at the Issue Price pursuant to the Placing and Open Offer Agreement and a placing agreement with one of the Selling Shareholders, subject in the case of the New Shares to the right of Qualifying Shareholders to apply for such New Shares under the Open Offer
"Placing and Open Offer Agreement"	the conditional agreement dated 11 March 2003 between *inter alia* the Company, certain Directors, certain Selling Shareholders and Canaccord, details of which are set out in paragraph 9 of Part VII of this document
"the Plan"	the share plan adopted by the Group
"the Plan Shares"	Ordinary Shares in the Company to be issued on conversion of shares in Eponymousco issued or to be issued pursuant to the Plan
"POS Regulations"	the Public Offers of Securities Regulations 1995, as amended
"Preliminary Results"	the Company's preliminary announcement of the results for the year ended 31 December 2002
"Qualifying Shareholders"	holders of Existing Shares on the Company's register of members on the Record Date (except for certain Overseas Shareholders to whom the Open Offer has not been extended, as described in paragraph 5 of Part III of this document)
"Record Date"	the record date for the Open Offer being the close of business on 20 March 2003
"Reserves Bonus Scheme"	the JSCP bonus scheme described in paragraph 7 of Part VII of this document
"Rio Tinto"	Rio Tinto London Limited
"Russia"	the Russian Federation
"Sale Shares"	the 2,000,000 Existing Shares the subject of the Placing
"Second Admission"	Admission of those New Shares not admitted to trading on the First Admission
"Selling Shareholders"	those Shareholders whose Sale Shares are proposed to be sold pursuant to the Placing
"Shareholders"	holders of Ordinary Shares
"Shkolnoe"	OJSC Gold Mining Company Shkolnoe
"Subsidiaries"	JSCP and Eponymousco
"Susumanzoloto"	OJSC Susuman Mining Complex
"Tokur Acquisition"	the proposed acquisition of Tokur Rudnik

"Tokur Heads"	the heads of agreement between the Company and Far East Mining relating to Tokur Rudnik
"Tokur Rudnik"	OOO Tokursky Rudnik
"United Kingdom" or "UK"	United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	UK Generally Accepted Accounting Principles
"UKLA" or "UK Listing Authority"	the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"United States" or "US"	United States of America, each state thereof (including the District of Colombia), its territories, possessions and all areas subject to its jurisdiction
"US Person"	any person resident in the United States or otherwise a US Person within the meaning of Regulation S under the United States Securities Act of 1933, as amended
"£" and "p"	pounds sterling and pence sterling respectively
"$" or "US$"	US Dollars
"R" or "Rbs"	Roubles

All references in this document to legislation are to English legislation, unless otherwise stated, or as the context otherwise requires.

Save where otherwise stated, references to categories of reserve and resources are to Russian categories.

DIRECTORS, SECRETARY AND ADVISERS

Directors	Peter Charles Percival Hambro (Chairman) Dr Pavel Alexeivich Maslovsky (Vice Chairman) Philip William Leatham (Finance Director) George Jay Hambro (Executive Director) Sir Rudolph Ion Joseph Agnew (Non-executive Director) Alexei Pavlovich Maslovsky (Non-executive Director) *all of* 7 Eccleston Street Belgravia London SW1W 9LX		
Secretary	Philip Leatham FCA		
Registered Office	7 Eccleston Street Belgravia London SW1W 9LX		
Russian Office	7, Building 2, Staraya Basmannaya 103064 Moscow Russia		
Nominated Adviser and Broker	Canaccord Capital (Europe) Limited Brook House 27 Upper Brook Street London W1K 7QF		
Mining Engineers	Micon International Co Limited Suite 10, Keswick Hall Keswick, Norwich Norfolk NR4 6JT	NBL Gold 11a 1st Poshchivsky Proezd Moscow Russia	FGGUP Dalgeophysica Bolshakovskaya 15 680091 Khabarovsk
Auditors	Moore Stephens St. Paul's House Warwick Lane London EC4P 4BN		
Solicitors to the Company	Norton Rose Kempson House Camomile Street London EC3A 7AN		
Solicitors to the Placing and Open Offer	Charles Russell 8-10 New Fetter Lane London EC4A 1RS		
Receiving Agent	Capita IRG Plc Corporate Actions PO Box 166 The Registry 34 Beckenham Road Beckenham BR3 4TU		
Registrars	Capita Registrars The Registry 34 Beckenham Road Beckenham BR3 4TU		
Bankers	*To the Company:* Royal Bank of Scotland 119-121 Victoria Street London SW1E 6PA	*To JSCP:* Savings Bank of Russia ("Sberbank") 117997 Vavilova 19, Moscow Russia	

PART I

LETTER FROM THE CHAIRMAN



PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No.4343841)

7 Eccleston Street, Belgravia, London, SW1W 9LX

Telephone +44 20 7393 0102
Website: http://www.peterhambro.com

Facsimile +44 20 7393 0103
Email: corporate@peterhambro.com

Directors:
Peter Hambro
Dr Pavel Maslovsky
Philip Leatham
Sir Rudolph Agnew
Jay Hambro
Alexei Maslovsky

24 March 2003

To the Shareholders and, for information only, to Optionholders

Dear Shareholder

Proposed establishment of a joint venture
Proposed acquisition of additional gold mining interests
Placing and Open Offer of 9,596,919 New Shares
at a price of 175 pence per share

Introduction

Your Board announced on 11 March 2003 that the Company had effected a conditional placing of New Shares and Existing Shares, the implementation of which was conditional, *inter alia*, on the publication and despatch of this document in a form acceptable to the Company and to Canaccord.

The Company intends to raise approximately £16.8 million (approximately £15.7 million net of expenses) by way of the Placing and Open Offer. The estimated net proceeds of the Placing and Open Offer are intended to be applied principally in funding the Company's participation in the proposed Magadan Joint Venture with Susumanzoloto and Shkolnoe, the subject of the Magadan Heads, details of which were announced by the Company on 17 February 2003, and in the proposed acquisition of Tokur Rudnik, the subject of the Tokur Heads, details of which were announced on 10 March 2003, in each case, subject to the relevant agreements being entered into and becoming unconditional. Further details in relation to the Magadan Joint Venture and the Tokur Acquisition are set out in Parts II and VII of this document.

In addition, under the Placing, 2,000,000 Existing Shares have been conditionally placed on behalf of certain existing Shareholders. The proceeds of the sale of the Sale Shares will not be received by the Company.

The purpose of this document is to provide you with further information on developments in the Group, the Placing and Open Offer, the Magadan Joint Venture, the Tokur Acquisition and on the proposed application of the net proceeds of the issue of the New Shares and to set out the Open Offer which is contained in the letter from Canaccord in Part III of this document.

Information on the Company

The Company was established to be the holding company for the Subsidiaries whose principal activities are the mining of gold ore and the production of doré bars in the Russian Federation. Under Russian law, the Group has the right to freely export its product, once refined, to be sold for hard currencies.

Further information on the Group is set out in Part II of this document.

Current Trading and Prospects

Your Board has always made clear its aim to build a Russian-focused mining group and significant progress has been made towards this aim in the short time since the Company was admitted to trading on AIM.

As set out in the press announcement issued on 10 March 2003 which contained our preliminary results for the period ended on 31 December 2002, a copy of which is set out in Part IV of this document, the Company has recently received independent confirmation, from the Russian State geological consultancy company Dalgeophysica, of the Group Chief Geologist's revised estimation of 9.4 million ounces of Russian category C and P reserves and resources at Pioneer. When the Group acquired Pioneer in 2000 the stated resources were approximately 1.5 million ounces in the Russian P category. In September 2002 the Company announced that its exploration activities had increased this figure to 3.59 million (at a 0.6 gram per tonne cut-off grade) and that sufficient drilling had been done to place 1.62 million ounces in the C2 reserve category.

As announced in July and December last year, the Company has also increased its shareholding in JSCP to 97.69 per cent. Furthermore, as planned, the new process plant at Pokrovskoye was commissioned in the summer of 2002 and first gold from this production facility was produced on 7 September 2002. Details of the Pokrovskoye resources were disclosed in the Initial AIM Admission Document and were independently valued by Micon. During 2002, exploration was focused at Pioneer and consequently the resources at Pokrovskoye have not been updated.

Preliminary and unaudited figures show that the Group produced and sold 71,960 ounces of gold during 2002 and produced revenue of US$22,774,000. Operating costs during the period (including depreciation and interest) were RuR38.08 per tonne of ore processed (US$1.20/t) and RuR139.19 per gram of gold produced (US$136/ounce). The Company has reported unaudited consolidated profit after tax for 2002 of US$8.8 million.

The Company has also announced that it has entered into heads of terms to acquire, from Far East Mining, Tokur Rudnik a company which holds the licence for the Tokur deposit in the Amur region of Russia, subject *inter alia* to contract and to satisfactory due diligence and an independent verification exercise.

Independent resource estimates for the deposit, which is located some 450kms north east of PHM's Pokrovskiy operation, indicate approximately 8.1 million ounces. Completion of this acquisition would on this basis take the Group's estimated total Russian Category C and P reserves and resources for the Group to approximately 19 million ounces.

The Company has also entered into heads of agreement to form a new joint venture company for investment in the Magadan region of Russia. It is intended that this joint venture, in which the Company intends to have a 50 per cent. stake, will acquire interests in Nel'kobazoloto and Berelekh (which are defined on page 17) and will bid for the Russian government's 38 per cent. stake in the Matrosov mine.

The Company has also signed confidentiality agreements with Rio Tinto to share geological and other data to enable it to evaluate the potential of certain of the Group's properties. These agreements do not commit Rio Tinto to become involved in anyway with the Company or any of the Group operations, nor do they give Rio Tinto any exclusivity to collaborate on, or acquire an interest in, any of the properties.

Further information on these arrangements is set out in Parts II and VII of this document.

Background to and reasons for the Placing and Open Offer

The positive developments in relation to international investment in Russia and our entry into the heads of agreement for the Magadan and Tokur projects have been accompanied by a strengthening in the gold price, which has resulted in the gold sector being one of the better performing sectors on the international securities markets. These factors have enabled the Company, with the assistance of Canaccord, to secure placees not only for the New Shares but also for the Sale Shares.

The net proceeds of the Placing and Open Offer are intended to be applied principally in funding the Company's participation in the Magadan Joint Venture and the cash element of the Tokur Acquisition. The balance will be available for debt reduction and/or working capital. Implementation of the proposed Magadan Joint Venture and Tokur Acquisition will both remain conditional following completion of the Placing and Open Offer and in the event that either or both of these proposals are not implemented the Placing and Open Offer proceeds not thereby utilised would be applied principally in financing additional work on the Group's existing properties and in debt reduction.

In order to enable Shareholders to participate in the issue of the New Shares, it was decided to implement the fund raising as a placing and open offer falling within the shareholder authorities already granted to your Directors. As the Placing and Open Offer are being carried out pursuant to these existing authorities their implementation does not require further Shareholder approval.

Details of the Open Offer

The Company is proposing to raise approximately £16.8 million (approximately £15.7 million net of expenses) by the issue of 9,596,919 New Shares pursuant to the Placing and Open Offer. 7,578,078 New Shares in respect of which Irrevocable Undertakings have been received have been placed firm, on a conditional basis, at the Issue Price with institutional and other placees and the remaining 2,018,841 New Shares have been conditionally placed at the Issue Price with institutional and other placees, subject to reduction to satisfy valid applications from Qualifying Shareholders under the Open Offer. It is a term of the Open Offer that those New Shares which are the subject of Irrevocable Undertakings from Shareholders will be issued to placees as soon as practicable, thereby enabling the Company to receive the net proceeds of their issue following the First Admission which is intended to take place on 25 March 2003. This issue of these New Shares will not affect the rights of Qualifying Shareholders, in respect of New Shares not the subject of the Irrevocable Undertakings, to accept the Open Offer at any time until the latest time for acceptance and payment in full under the Open Offer specified below. The Placing and Open Offer are conditional *inter alia* upon First Admission taking place by not later than 11 April 2003 or such later date as Canaccord and the Company may agree, not being later than 17 April 2003, and upon Second Admission taking place by not later than 30 April 2003 or such later date as Canaccord and the Company may agree, being not later than 7 May 2003.

Qualifying Shareholders are being given the opportunity to subscribe under the Open Offer for the New Shares at the Issue Price, *pro rata* to their existing shareholdings on the basis of

1 New Share for every 5 Existing Shares

held on the Record Date. The New Shares will, when issued and allotted, be fully paid, and will rank *pari passu* in all respects with the Existing Shares.

Entitlements of Qualifying Shareholders will be rounded down to the nearest whole number of New Shares. Fractional entitlements will be aggregated and subscribed pursuant to the Placing for the benefit of the Company. The maximum entitlement of each Qualifying Shareholder is indicated on the Application Form accompanying this document which is personal to Qualifying Shareholders and may not be transferred, except to satisfy *bona fide* market claims. The Application Form represents a right to apply for New Shares. Shareholders should note that the Open Offer is not a "rights issue" and that the Application Form is not a document of title and cannot be traded. Any New Shares which are not validly applied for under the Open Offer will be subscribed by placees at the Issue Price.

Irrevocable Undertakings have to date been received from certain existing Shareholders (including the Hambro Associates and the Maslovsky Associates) in respect of an aggregate of 7,578,078 New Shares. These New Shares have consequently already been placed firm. The remaining New Shares have been placed subject to clawback to meet valid applications under the Open Offer.

The Placing and Open Offer in respect of the 2,018,841 New Shares which are not the subject of the Irrevocable Undertakings are subject, *inter alia,* to the following conditions which must be satisfied not later than 30 April 2003 or such later date as the Company and Canaccord may agree, being no later than 7 May 2003:

(a) the Placing and Open Offer Agreement having otherwise become unconditional in all respects and not having been terminated in accordance with its terms in respect of the placing of such New Shares prior to Second Admission; and

(b) Second Admission.

Applications have been made for the New Shares to be admitted to trading on AIM in two stages, the first being for the New Shares in respect of which the Irrevocable Undertakings have been received, and the second for the remaining New Shares which are to be allotted following closing of the Open Offer. It is expected that the First Admission will take place, and that dealings in such New Shares, will commence on 25 March 2003 and that the Second Admission will take place, and that dealings in such New Shares, will commence on 17 April 2003. The expected timetable for delivery of share certificates in respect of New Shares to be held in certificated form and delivery into CREST for New Shares held in uncertificated form is as follows:

	Certificated	*Uncertificated*
First Admission	1 April 2003	25 March 2003
Second Admission	24 April 2003	17 April 2003

Details of the Placing of the Sale Shares

As part of the Placing, placees have been procured on a firm, conditional basis, on behalf of the Selling Shareholders for the 2,000,000 Sale Shares at the Issue Price.

The Selling Shareholders comprise Mining Investors Limited, a Hambro Associate (which has conditionally agreed to sell 500,000 Sale Shares), Dr Pavel Maslovsky, a Director (who has conditionally agreed to sell 500,000 Sale Shares) and Mr G Robert Durham (who has conditionally agreed to sell 1,000,000 Sale Shares).

The Independent Directors and Canaccord considered that the resultant reduction in the aggregate holdings of the Hambro and Maslovsky Associates would have the potential of increasing liquidity in the Shares and is thus in the interests of the Company. Accordingly, the Independent Directors and Canaccord have agreed to the disposal of part of the Selling Shareholders' respective holdings notwithstanding that the one-year lock-in period has not quite expired. Following implementation of the Placing and Open Offer the respective proportions of the enlarged share capital owned by the Hambro and Maslovsky Associates will reduce to 13.09 per cent. and 39.67 per cent. respectively.

The commissions and stamp duty payable in respect of the Placing of the Sale Shares will be borne by the Selling Shareholders.

Board Changes

On 10 March 2003 the Company announced that Jay Hambro had become an executive Director, having been a non-executive Director prior to that. Jay will assist with the business development activities within the Group.

It is our intention to appoint an additional independent non-executive Director in due course.

Taxation

The attention of Shareholders is drawn to paragraph 12 of Part VII of this document which is a general guide to the current UK tax position. **Shareholders who are in any doubt as to their tax position should consult their professional advisers immediately.**

Overseas Shareholders

The attention of Overseas Shareholders is drawn to paragraph 5 of Part III of this document.

Action to be taken

Qualifying Shareholders who wish to take up their entitlement to New Shares, in whole or in part, under the Open Offer are requested to complete the Application Form and return it, together with the appropriate remittance, to Capita IRG Plc, Corporate Actions, PO Box 166, 34 Beckenham Road, Beckenham BR3 4TH, so as to be received no later than 3.00 p.m. on 14 April 2003.

Additional Information

Shareholders' attention is drawn to Parts II to VII of this document which provide additional information on matters discussed above.

Yours faithfully,

Peter Hambro
Chairman

PART II

FURTHER INFORMATION ON THE GROUP, THE MAGADAN JOINT VENTURE AND TOKUR ACQUISITION

The Group's Business

Gold mining

The Group is involved in the mining in the Amur Region of Russia of gold ore and the production of doré bars which are sent for refining into London Good Delivery bars of gold and silver at a refinery in Krasnoyarsk. In accordance with the Group financing arrangements, most of the gold is currently sold to Sberbank (the Russian State Savings Bank) in Moscow and the silver is sold to other banks in Russia. Under Russian law, the Group has the right to freely export its product, once refined, to be sold for hard currencies.

Location

The Group has offices in London, Moscow, Blagoveshchensk and Tygda. The two gold deposits owned by the Group, Pokrovskoye and Pioneer, are located in the Amur Region of the Russian Federation (see below).



Anadyr'
Nizhnevartovsk
Tura
RUSSIA
Novosibirsk
Kemerovo
Krasnoyarsk
Yakutsk
Tigil'
Magadan
Abakan
Kyzyl
Cheremkhovo
Ner
Pokrovka and Pioneer
Gold Deposits
Irkutsk
Ulan-Ude
Chita
Aginskoye
Ulaanbaatar
Ulan Bator
Blagoveshchensk
Birobidzhan
Khabarovsk
Yuzhno-Sakhalinsk
MONGOLIA
Qiqihar
Harbin
JAPAN
Changchun
Jilin
Vladivostok
Sapporo
CHINA
Shenyang
Chongjin
PACIFIC OCEAN
Baotou
Beijing
Tangshan
Xining
Taiyuan
N. KOREA
Kimch'aek
Yushu
Lanzhou
Handan
Tianjin
Tientsin
Haeju
Xi'an
Jinan
SOUTH KOREA
Nagoya
Tokyo
Luoyang
Zhengzhou
Kwangju
Pusan
Osaka
Chengdu
Huainan
©2001 Microsoft Corp. All rights reserved.

Access to the Mine is either by an air service from Blagoveshchensk to Zeya (60 km. from the Pokrovskiy mine) or Trans-Siberian Railways from Khabarovsk (18 hours) to Tygda (10 km. from the Pokrovskiy mine). The car journey from Blagoveshchensk to the Pokrovskiy mine takes approximately 7 hours.

Mining Activities

The Group has two separate gold deposits: **Pokrovskoye**, where the Group started mining and produced its first gold in 1999 and which is approximately 320 km north-west of Blagoveshchensk, the regional capital, and 50 km north of the border with China, and **Pioneer**, which is at an advanced exploration stage and is located approximately 40 km from Pokrovskoye.

Pokrovskoye

The Pokrovskoye Licence was issued to OJSC Tokur Zoloto on 16 May 1994 by the State Geology Committee of the Russian Federation and was transferred to JSCP in 1997. The Licence runs until 1 June 2014 and may thereafter be extended with the consent of the licensing authority.

Following the acquisitions implemented last year, PHM now owns 97.69 per cent. of the issued share capital of JSCP.

Mining at Pokrovskoye is carried out entirely by open-pit methods using an owner-operated mining fleet. Mine development follows the government approved VNIPI design, which is in accordance with standard Russian practice. In addition to ore derived from the open pit, there is some secondary reclamation of ore from previously treated heaps and from intermediate grade stockpiles. Most of the equipment used is of Russian origin, is appropriate in terms of size and capacity and has been carefully selected.

Currently mining takes place in four separate small pits but these will gradually be merged into two separate pits. The mineralised zones that comprise the Pokrovskoye project are almost flat and relatively shallow with the final excavation of the deepest pit being approximately 130m below the surrounding flat topography.

Gold production commenced in 1999 using a heap-leach and recovery process. Before the commissioning of the new plant, all ore from Pokrovskoye was crushed, screened and then agglomerated before being stacked on the pads. Pregnant solution drained from the heaps on to a pad connected to a Merrill Crowe circuit and gold was recovered. This gold was smelted into doré bars and the barren solution reused. After the 60 day leach cycle the leached ore was reclaimed and stockpiled for future grinding and subsequent treatment in the new plant.

As planned, the new process plant, construction of which started in the spring of 2001, was commissioned in the summer of 2002 and first gold from this production facility was produced on 7 September 2002. The new plant uses resin technology, which is commonly in use in Russia and is designed to treat 1 million tonnes of ore per annum. The process involves crushing and grinding of the ore, resin in pulp absorption and electrowinning to produce doré bullion. The barren tailings are treated by the INCO cyanide removal process before being pumped to a tailings dam.

Preliminary and unaudited figures show that JSCP produced 71,960 ounces of gold in the year to 31 December 2002 (compared with circa 90,000 in 2001). The decrease in gold production was primarily caused by lower grade ore, longer residence times on the heap leach and initial start-up problems on the new mill.

Pokrovskoye Resources

Details of the Pokrovskoye resources were disclosed in the Initial AIM Admission Document and were independently valued by Micon. Micon's estimate of contained gold as at 1 January 2002 was 49.676 tonnes (1.6 million ounces), after taking into account dilution and losses, and covers gold in-pit and in the Pokrovskoye stockpiles. This figure only takes into account the ore underlying the reserves previously designated as such by the Russian State Reserves Committee.

During 2002 exploration was focused at Pioneer and, consequently, the resources at Pokrovskoye have not been updated.

Pioneer

The licence for the Pioneer deposit was applied for on 25 October 2000 and granted by the Natural Resources Committee of Amur Region on 15 January 2001. The licence runs until 31 December 2013 and may thereafter be extended with the consent of the licensing authority. Pioneer is currently at an advanced exploration stage.

Pioneer Resources

When preparing the Amur Province subsurface study programme prior to its purchase by the Group, the Amur Geological Committee evaluated the Pioneer deposit at 45 tonnes (1.5 million ounces) of gold. The Group's successful tender for the Pioneer licence was based on this evaluation. In September 2002, the Company announced that its exploration activities had increased this figure to 11,542 tonnes (3.59 million ounces) (at a 0.6 gram per tonne cut-off grade) and that sufficient drilling had been done to place 1.62 million ounces in the Russian C2 reserve category. This work was conducted under the supervision of the Group's Chief Geologist, Nikolai Vlasov. The Company has recently received independent confirmation, from Dalgeophysica, of the Group Chief Geologist's revised estimation of 9.4 million ounces of category C and P reserves and resources at Pioneer.

Since September 2002, receipt of more assay results from the exploration drilling campaign have increased the reserves and resources still further. As at 25 February 2003 the Company estimates that the C2 component of the reserves and resources is now 1.78 million ounces. These exploration activities have enabled the reclassification of category P resources to C2 reserves.

C2 category reserves require no further drilling or sample analysis work for ounces to be categorised as mineable reserves. The only additional work required is economic assessment and approval thereof by the Russian mining authorities.

Table 1: Pioneer Resources (millions of ounces)

	April 2002	*September 2002*	*February 2003*
Main orebody - C2 category reserves	-	1.62	1.78
Main orebody - P1 + P2 category resources	1.5	1.97	1.84
Oreshoots - P1 + P2 category resources	-	-	5.80
Total P + C	1.5	3.59	9.42

The reserves and resources of the main ore body are supported by the results obtained from 76 drill holes and 21 trench samples.

Part of the increase in the C2 category reserves comes from the discovery of a high-grade 120m oreshoot (known as "Apophysis No.1") of the Bakhmut part of the deposit. Calculation of resources based around 50m blocks and to a maximum depth of 282m, suggests C2 category reserves of 635,000 ounces. The following table outlines four key intersections of the oreshoot:

Table 2: Drill Results from Bakhmut-Apophysis No.1

	Grade (g/t)	*Thickness (m)*
Hole c-69	17.5	35.0
Hole c-203	15.3	11.2
Hole c-204	9.6	15.9
Hole c-47	7.4	5.9

The geochemical signature extends significantly beyond the drilled area (for a further 1.02km) to an area where artisanal mining has taken place in the past. Grab samples taken in this area, which is believed to be on the same structure as Apophysis 1, have returned grades of 20-30 grams per tonne. Dalgeophysica has postulated that the structure has the potential to host possible resources of over 51 tonnes of gold at similar grades, applying a factoring of 40-70 per cent. reduction coefficient.

Future plans

Analysis of the work done during the winter of 2002/03 is being completed and the Directors anticipate that more comprehensive statements of the potential of the Pioneer resources should be available later this year. Additional exploration drilling is continuing at Pioneer according to the programme outlined by Dalgeophysica and the Group Chief Geologist.

The Directors anticipate that this drilling, assaying and resource evaluation will prove that ore from Pioneer will be of a sufficiently high grade to enable it to be economically trucked to the new plant at Pokrovskoye and, if this proves to be the case, the Directors intend to expand the mill from 1 million to 1.5 million tonnes of ore per year. Low grade ores would most probably be heap-leached on site at Pioneer in due course.

Olekma

JSCP's 51 per cent. subsidiary, Olekma, holds the licence to explore a titanium deposit located some 600km north of Pokrovskoye and during 2002 the Group started evaluating in more detail the potential of this venture.

In order to pursue this venture, the Company has entered into a contract for the provision of a bankable feasibility study with German company, Ferrostahl GmbH. Ferrostahl is working on this study with VnipiProm Technologie, the Moscow-based institute which designed the Group's resin-in-pulp plant, a concept which is in keeping with the Group's policy of maximising Russian involvement where possible.

The Directors believe that the planned exploitation of the Olekma deposit could involve ore being concentrated on site and the concentrate being sent by rail to Tygda (14 kms from Pokrovskoye) for processing in a newly constructed titanium dioxide pigment plant and ancillary works.

Magadan Joint Venture

The Company announced on 17 February 2003 that it had signed heads of agreement with Susumanzoloto and Shkolnoe to set up a new joint venture gold mining company. It is intended that this company will invest in the Magadan region of Russia where both Susuamanzoloto and Shkolnoe are located. Susumanzoloto has been producing gold for over 60 years and is well known as one of the biggest gold producers in the area.

Susumanzoloto and Shkolnoe intend to contribute all of their holdings in OJSC Berelekh Mining Complex ("**Berelekh**") and CJSC Nel'kobazoloto Mining Company ("**Nel'kobazoloto**") respectively.

It is intended that the Company's contribution to the proposed joint venture will, subject to the receipt of a satisfactory independent valuation of Berelekh and Nel'kobazoloto, comprise cash. The amount of cash to be contributed will be agreed between the parties and be based on this independent valuation which is currently being carried out by Micon.

Nel'kobazoloto holds the licence for the Shkolnoe deposit, which was discovered in 1990. The deposit is situated approximately 57 km from Omchak with reported delineated resources of approximately 32 Mt of gold. All major ore bodies discovered at the deposit are concentrated at the level of the sublayer structure which contains narrow, high-angle, gold-bearing quartz veins. Nine such ore bodies have been discovered at the deposit. Access is through a series of five adits, each separated by 50 m vertical elevation. Mining is accomplished by modified cut-and-fill. Ore is transferred from drawpoints by cable slushers, loaded into ore cars and trammed by rail to an ore dump. Ore is then trucked to the Matrosov processing plant at Omchak for gold recovery. Publicly available information indicates that Shkolnoe was commissioned in 1999 and that actual production of ore in 1999 was 40,000 tons per year.

Berelekh was created in 1999 as a subsidiary of Susumanzoloto and holds licences for some of Susumanzoloto's alluvial deposits. By agreement with Susumanzoloto, Berelekh is involved in seasonal

production of alluvial gold in the Berelekh river valley in its upper and middle streams. The Berelekh river valley is a traditional source of alluvial gold with over 200 Mt having been extracted since 1936.

It is intended that a principal purpose of the joint venture will be to take part in a tender for the Russian State's 38 per cent. shareholding (representing 50.7 per cent. of the voting shares) in OJSC Matrosov Mine. The Matrosov mine is situated in the Ten'kinski region of the Magadan oblast and deals with the extraction and processing of precious metals to produce chemically pure metals and concentrates. Publicly available information indicates that OJSC Matrosov Mine currently produces 32,000 ounces per year in the Magadan region and that it also owns the licence for the Natalka deposit (located 390 km northeast of Magadan) with Russian category B, C1 and C2 resources of 8 million ounces. The Natalka deposit is estimated to have production capability of 2 tons of gold per year.

The tender is currently expected to take place later this year. However, there is no certainty that the tender will be concluded this year or that any such participation by the proposed joint venture would be successful.

Further details about the Magadan JVA are set out in paragraph 9 of Part VII of this document.

Tokur Acquisition

The Company entered into heads of terms in relation to the acquisition from Far East Mining of Tokur Rudnik, a company which holds the licence for the Tokur deposit, located in the Selimdjinsky district of the Amur region of Russia, subject *inter alia* to contract, satisfactory due diligence and an independent verification exercise. If implemented, the Tokur Acquisition would result in the Group acquiring a 100 per cent. participating interest in Tokur Rudnik which holds the exploration and production licence (No. BLG 01366 BE) for the Tokur deposit.

The Tokur deposit, which is located some 450kms north east of Pokrovskiy mine, was first discovered in 1939 and further exploration and delineation of the reserves and resources continued until the late 1980s. In 1991, the decision to commence production was taken. The Directors believe that small scale production on Tokur continued until October 2000 when due to the financial problems of the then licence holder production was stopped. Approximately 680.9 kgs (21,891 ounces) of gold was produced by the mine between 1992 and 2000.

Independent resource estimates for the deposit indicate approximately 8.1 million ounces. Completion of this acquisition would, on this basis, take the Group's estimated total Russian category C and P reserves and resources for the Group to approximately 19 millon ounces. The Directors believe that Tokur has a developed infrastructure, including roads, electricity, housing and an airport and that there is also an experienced labour force. PHM expects that small scale production at the deposit can be resumed by mid 2003 at an estimated cost of approximately US$500,000. The Directors understand that there is also an existing plan to develop the Tokur deposit by means of an adit which would allow the commencement of bulk mining. If successful in the acquisition, the Company intends to commission a feasibility study to evaluate the potential of this plan in relation to the entire mineralised zone.

Further details about the Tokur Acquisition are set out in paragraph 9 of Part VII of this document.

Group Structure



Local Authority interests
Peter Hambro Mining Plc
&
Eponymousco Ltd
2.31%
97.69%
Joint Stock Company
Pokrovskiy Mine
51%
Pokrovskoye*
Other deposits*
Pioneer*
Olekma

* licence interests

PART III

LETTER FROM CANACCORD CAPITAL (EUROPE) LIMITED


CANACCORD
CAPITAL

CANACCORD CAPITAL (EUROPE) LIMITED

MEMBER OF THE LONDON STOCK EXCHANGE AND REGULATED BY THE SFA

CANACCORD CAPITAL (EUROPE) LIMITED IS A WHOLLY OWNED SUBSIDIARY OF CANACCORD HOLDINGS LTD

BROOK HOUSE 27 UPPER BROOK STREET LONDON W1Y 1PD

24 March 2003

To the holders of Ordinary Shares and, for information only, to Optionholders

Dear Sir or Madam

Placing and Open Offer of 9,596,919 New Shares, at a price of 175 pence per share

1 Introduction

As explained in the letter from your Chairman set out in Part I of this document, the Company is proposing to raise approximately £16.8 million gross (approximately £15.7 million net of expenses) by the issue of 9,596,919 New Shares pursuant to the Placing and Open Offer. 7,578,078 New Shares in respect of which Irrevocable Undertakings have been given have been placed firm, on a conditional basis, at the Issue Price with institutional and other placees and the remaining 2,018,841 New Shares have been conditionally placed at the Issue Price with institutional and other placees, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

It is a term of the Open Offer that those New Shares which are the subject of Irrevocable Undertakings by Shareholders, will as soon as practicable, be issued to placees. This does not affect the rights of Qualifying Shareholders, in respect of New Shares not the subject of the Irrevocable Undertakings, to accept the Open Offer at any time until the latest time for acceptance and payment in full under the Open Offer specified below. The Placing and Open Offer are conditional *inter alia* upon First Admission taking place by no later than 11 April 2003 or such later date as Canaccord and the Company may agree, not being later than 17 April 2003 and, in respect of the New Shares which have not then been issued, upon Second Admission taking place by no later than 30 April 2003 or such later date as Canaccord and the Company may agree, being not later than 7 May 2003.

It is expected that First Admission will take place, and that dealings in the New Shares in respect of which Irrevocable Undertakings have been received will commence on 25 March 2003 and that Second Admission will take place and that dealings in the remainder of the New Shares will commence on 17 April 2003.

Irrevocable Undertakings have been received from certain existing Shareholders (including the Hambro Associates and Maslovsky Associates) in respect of an aggregate of 7,578,078 New Shares. These New Shares have consequently already been placed firm. The remaining 2,018,841 New Shares have been placed subject to clawback to meet valid applications from Qualifying Shareholders under the Open Offer.

This letter, together with the accompanying Application Form, contains the formal terms and conditions of the Open Offer.

2 The Open Offer

Canaccord, as agent for the Company, invites Qualifying Shareholders, subject to the terms and conditions set out below and in the Application Form, to apply for the New Shares at the Issue Price, free of all expenses, payable in full on application. Qualifying Shareholders may apply for New Shares on the basis of

1 New Share for every 5 Existing Shares

held on the Record Date and so in proportion for any greater number of Existing Shares then held. Fractional entitlements to New Shares will not be allotted pursuant to the Open Offer but will be aggregated and placed for the benefit of the Company under the Placing and Open Offer Agreement. Qualifying Shareholders' entitlements to New Shares will be rounded down accordingly. Fractional entitlements will be aggregated and subscribed pursuant to the Placing for the benefit of the Company. Application may be made by a Qualifying Shareholder for any number of New Shares up to and including his *pro rata* entitlement shown in Box 5 on the Application Form. Applications will be disregarded to the extent that they exceed such maximum entitlement and any Qualifying Shareholder so applying shall be deemed to have applied only for New Shares up to such maximum entitlement and any monies paid in excess of the amount due in respect of any application made will be returned to the applicant (at the applicant's risk) without interest.

The New Shares will, when allotted and issued, be fully paid and will rank *pari passu* in all respects with the Existing Shares. Application for New Shares may only be made on the enclosed Application Form, which is personal to the Qualifying Shareholder(s) named in the Application Form and may not be assigned, transferred or split except to satisfy *bona fide* market claims in relation to purchases through the market prior to the Existing Shares being marked "ex" the Open Offer. Qualifying Shareholders who have sold or transferred all or part of their registered holdings prior to the ex-entitlement date are advised to consult their stockbroker, bank or other professional adviser authorised under the Financial Services and Markets Act 2000 through or by whom the sale or transfer was effected as soon as possible, since the benefits arising under the Open Offer may be claimed from them by purchasers under the rules of the London Stock Exchange. The Application Form represents a right to apply for New Shares. Shareholders should note that the Open Offer is not a "rights issue". The Application Form is not a document of title and cannot be traded. Qualifying Shareholders should be aware that, unlike in a rights issue, any New Shares not applied for under the Open Offer will not be sold in the market or placed for the benefit of Qualifying Shareholders, but will be taken up under the Placing.

Applications have been made for the admission of all the New Shares to trading on AIM in two stages. It is expected that First Admission will take place, and that dealings in the relevant New Shares will commence, on 25 March 2003 and that Second Admission will take place, and that dealings in the remaining New Shares will commence, on 17 April 2003.

The Placing and Open Offer in respect of the New Shares in respect of which Irrevocable Undertakings have been given are subject, *inter alia*, to the following conditions which must be satisfied not later than 11 April 2003 or such later date as the Company and Canaccord may agree, being no later than 17 April 2003:

(a) the Placing and Open Offer Agreement having otherwise become unconditional in all respects and not having been terminated in accordance with its terms prior to First Admission; and

(b) First Admission.

The Placing and Open Offer in respect of the remainder of the New Shares are subject, *inter alia*, to the following conditions which must be satisfied not later than 30 April 2003 or such later date as the Company and Canaccord may agree, being no later than 7 May 2003:

(a) the Placing and Open Offer Agreement having otherwise become unconditional in all respects and not having been terminated in accordance with its terms in respect of the placing of the remainder of such New Shares prior to Second Admission; and

(b) Second Admission.

Canaccord is entitled to terminate its obligations under the Placing and Open Offer Agreement in certain specified circumstances prior to First Admission and to terminate its obligations in respect of the remainder of the New Shares not subject to Irrevocable Undertakings in certain circumstances prior to Second Admission.

The Placing and Open Offer Agreement is described more fully in paragraph 9 of Part VII of this document.

3 CREST

Although the Open Offer will be processed outside CREST, for the purpose of calculating entitlements under the Open Offer, CREST and non-CREST shareholdings will be treated independently and a separate Application Form will be issued in respect of each.

Qualifying Shareholders holding their Ordinary Shares in certificated form will be allotted all New Shares for which they validly apply under the Open Offer in certificated form to the extent their entitlement arises as a result of their holding of Ordinary Shares in certificated form. Qualifying Shareholders holding their Ordinary Shares in uncertificated form will be allotted all New Shares for which they validly apply under the Open Offer in uncertificated form to the extent that their entitlement arises as a result of their holding Ordinary Shares in uncertificated form. Definitive share certificates in respect of New Shares to be issued in registered form are expected to be despatched by 1 April 2003 in respect of the First Admission and 24 April 2003 in respect of the Second Admission. New Shares to be held in uncertificated form are expected to be delivered in CREST no later than 25 March 2003 in respect of the First Admission and 17 April 2003 in respect of the Second Admission.

Notwithstanding any other provision of this document or of the Application Form, the Company reserves the right to allot and/or issue any New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Company's registrars in connection with CREST. This right may also be exercised if the correct details in respect of *bona fide* market claims (such as the Member Account ID and Participant ID details) are not provided as requested on the Application Form.

Qualifying Shareholders who are CREST sponsored members should refer to their CREST Sponsor regarding the action to be taken in connection with this document and the Open Offer.

For more information as to the procedure for application in each case, Qualifying Shareholders are referred to the Application Form.

4 Procedures for application

The Application Form enclosed with this document shows the number of Existing Shares registered in your name at the close of business on the Record Date and also shows your maximum *pro rata* entitlement to New Shares and the amount you should pay if you wish to take up your entitlement in full. The Application Form incorporates further terms of the Open Offer and must be used if you wish to apply for New Shares.

You may apply for less than your maximum entitlement of New Shares if you so wish.

If you wish to apply for all or any of the New Shares represented by your entitlement under the Open Offer, you must complete the Application Form in accordance with the instructions printed on it. Completed Application Forms should be returned by post in the reply-paid envelope provided or by hand to Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham BR3 4TH, with a cheque or banker's draft drawn in sterling on a bank or building society in the UK which is either a member of the Cheque and Credit Clearing Company Limited or the CHAPS Company Limited or which has arranged for its cheques or banker's drafts to be cleared through the facilities provided for members of any of those companies. Such cheques or banker's drafts must bear the appropriate sort code in the top right-hand corner and must be for the full

amount payable on application. Applications must be received by Capita IRG Plc (at the address detailed above) no later than 3.00 p.m. on 14 April 2003) after which time Application Forms will not be valid. Once submitted, applications are irrevocable. If an Application Form is being sent by post in the UK, Qualifying Shareholders are recommended to allow at least four working days for delivery. Cheques should be made payable to "Capita IRG Plc Re Peter Hambro Mining plc" and crossed "A/C Payee Only". It is a condition of application that cheques will be honoured on first presentation and the Company may elect not to treat as valid any application in respect of which a cheque is not so honoured. A pre-paid addressed envelope is enclosed for your use in the UK. The Company may, in its sole discretion, treat an Application Form as valid and binding on the person by whom or on whose behalf it is lodged, even if not completed in accordance with the relevant instructions or not accompanied by a valid power of attorney where required, or if it otherwise does not strictly comply with the terms and conditions of application.

Cheques and banker's drafts are liable to be presented for payment upon receipt. If they are presented before the conditions of the Open Offer are fulfilled, the application monies will be kept in a separate bank account. If the conditions of the Open Offer are not fulfilled on or before 30 April 2003, or such later date as the Company and Canaccord may agree (being no later than 7 May 2003), the Open Offer will lapse and application monies will be returned without interest by crossed cheque in favour of the applicant(s) through the post at the risk of the applicant(s) as soon as is practicable after that date.

If the value of the New Shares applied for by a Qualifying Shareholder exceeds 15,000 Euros or £10,000 (or is one of a series of linked applications, the aggregate value of which exceeds that amount), it is a term of the Open Offer that the Company or Capita IRG Plc, as receiving agent on its behalf, may in their absolute discretion require verification of identity from persons lodging the Application Forms and making payment by way of cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant, to ensure compliance with all applicable money laundering regulations. For UK applicants, verification of identity may be sought from your bankers or from another reputable institution or professional adviser. If by 3.00 p.m. on 14 April 2003 the Company or Capita IRG Plc, as receiving agent, have not received evidence satisfactory to them, the Company may, in its absolute discretion, reject the application, in which event application monies will be returned without interest and at the applicant's risk to the account of the drawee bank from which such monies were originally debited.

In order to avoid this, applicants should, ideally, make payment by their own cheque. If this is not practicable and applicants use a cheque drawn by a building society or another third party or a banker's draft, applicants should:

(a) write their own name and address on the back of the building society cheque, banker's draft or cheque, and record their date of birth against their name;

(b) if a building society cheque or banker's draft is used, ask the building society or bank to endorse on the cheque the name and account number of the person whose building society or bank account is being debited; and

(c) deliver their application by hand and ensure that they have with them evidence of identity bearing their photograph (for example, a valid full passport).

If applicants are making an application as agent for one or more persons and are not a UK or EC regulated person or institution, then, irrespective of the value of the application, Capita IRG Plc is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made.

If you do not wish to apply for any New Shares you should not complete the enclosed Application Form. **All enquiries in relation to the Application Forms should be made to Capita IRG Plc (telephone number 0870 162 3100 or, if calling from overseas, + 44 (0)20 8639 2157).**

5 Overseas Shareholders

General

The making of the Open Offer to persons who are not resident in the UK or who are residents of countries other than the UK may be affected by the laws or regulatory requirements of relevant jurisdictions. No person receiving a copy of this document and/or any Application Form in any territory other than the UK may treat the document and/or any Application Form as constituting an invitation or offer to him, nor should he in any event use such Application Form, unless in the relevant territory such invitation or offer could lawfully be made and such Application Form could lawfully be used without compliance with any registration or other legal or regulatory requirements other than any which may have been fulfilled.

It is the responsibility of any person outside the UK wishing to apply for New Shares under the Open Offer to satisfy himself as to the full observance of the laws of the relevant territory, including the obtaining of any governmental or other consents which may be required and compliance with other necessary formalities and the payment of issue, transfer or other taxes due in such territory.

Persons (including, without limitation, nominees and trustees) receiving this document and/or an Application Form should not distribute or send it in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If an Application Form is received by any person in any such jurisdiction or by the agent or nominee of such a person, he must not seek to apply for New Shares except (including in relation to those jurisdictions specified below) pursuant to an express agreement with the Company. Any person who does forward the Application Form into any such jurisdiction, whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this paragraph 5.

The Company reserves the right to treat as invalid any application or purported application to subscribe for New Shares pursuant to the Open Offer comprised in any Application Form which appears to the Company or its agent to have been executed, effected or despatched in a manner which may involve a breach of any securities legislation or regulations of any jurisdiction or which does not include the warranties set out in the Application Form.

In particular, Overseas Shareholders should note the following:

United States and Canada

The New Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and the relevant exemptions are not being obtained from the Securities Commission of any province of Canada. Accordingly, subject to certain exceptions, the New Shares are not being offered and may not be directly or indirectly, offered, sold, transferred or delivered in the United States or Canada or to or for the benefit of any US persons or residents of Canada. Application Forms will therefore not be sent to Shareholders who have registered addresses in the United States or Canada, nor, except pursuant to certain exceptions, will applications be accepted from anyone who does not make the declaration of non-United States and non-Canadian ownership on the Application Form. Shareholders who are residents of Canada or who are US persons are not entitled to participate in the Open Offer and are being sent this document solely for information purposes.

The Company reserves the right to treat as invalid any Application Form that appears to the Company or its agents to have been executed in or despatched from the United States or Canada, or that provides an address in the United States or Canada for the delivery of definitive certificates for the New Shares or which does not make the warranty set out in the Application Form to the effect that the person applying for New Shares is not a US person or resident of Canada, does not have a registered address (and is not otherwise located) in the United States or Canada and is not acquiring the New Shares with a view to the offer, sale, re-sale, transfer, delivery, or distribution, directly or indirectly, of any such New Shares in the United States or Canada.

For the purposes of this letter, "United States" means the United States of America, each state thereof (including the District of Columbia), its territories, possessions and all areas subject to its jurisdiction; "Canada" means Canada and each province thereof "US person" has the meaning given in Regulation S promulgated under the Securities Act; and "resident of Canada" means a citizen, national or resident of Canada, the estate of any such person, a partnership, corporation or other entity created or organised in or under the laws of Canada or any estate or trust the income of which is liable to Canadian income tax regardless of its source.

Republic of Ireland

No prospectus in relation to the New Shares has been or will be lodged for registration with the Registrar of Companies in the Republic of Ireland. Accordingly, save for certain exceptions, the offer of New Shares is not being made in the Republic of Ireland and Application Forms will not be sent to Shareholders who have registered addresses in the Republic of Ireland. Shareholders with registered addresses in the Republic of Ireland are not entitled to participate in the Open Offer and are being sent this document solely for information purposes.

Australia and Japan

The Open Offer is not being made in Australia or Japan, their states, territories or possessions, nor will or may this document, any advertisement or other offering material in relation to the New Shares be distributed directly or indirectly in Australia or Japan. No prospectus in relation to the New Shares has been or will be lodged for registration with the relevant authorities in Japan. This document has not been and will not be lodged with, or registered by, the Australian Securities and Investments Commission. The New Shares have not been nor will be available for subscription or purchase by any resident of Australia or Japan (including corporations and other entities organised under the laws of Australia or Japan but not including a permanent establishment of any such corporation or entity located outside Australia or Japan), who are not entitled to participate in the Open Offer. This document is being sent to such persons solely for information purposes.

The Russian Federation

The New Shares will not be registered with the Federal Securities and Exchange Commission of the Russian Federation pursuant to Article 20 of the Federal Law "On Capital Markets" dated 22 April 1996 and may not be offered or sold to, or for an account or benefit of, Russian residents. The New Shares are not being offered and will not be issued to any person resident in Russia within the meaning of the Federal Law "On Currency Regulation and Currency Control" dated 9 October 1992. This document is being sent to such persons solely for information purposes.

Other overseas territories

Shareholders resident in other overseas territories should consult their professional advisers as to whether they require any governmental or other consents or need to observe any further formalities to enable them to apply for New Shares under the Open Offer.

6 Taxation and Stamp Duty

The attention of Shareholders is drawn to paragraph 12 of Part VII of this document which is a general guide to the current UK tax position. **Shareholders who are in any doubt as to their tax position should consult their professional advisers immediately.**

7 Settlement and dealings

Applications have been made to AIM for the admission of all the New Shares to trading.

It is expected that the results of the Open Offer will be announced on 14 April 2003 and, subject to the Placing and Open Offer becoming unconditional in all respects, that Second Admission will take place and dealings in the relevant New Shares will commence on 17 April 2003.

Subject to the satisfaction of the conditions of the Open Offer, the New Shares issued pursuant to the Open Offer will be registered in the names of the Qualifying Shareholders validly applying for them. It is expected that definitive share certificates will be despatched to those Qualifying Shareholders who have elected to receive their New Shares in certificated form within five business days of the commencement of dealings in the New Shares. No temporary documents of title will be issued. The CREST accounts of those Qualifying Shareholders who have elected to receive their New Shares in uncertificated form are expected to be credited on 17 April 2003. All documents or remittances sent by or to an applicant, or as he/she may direct, will be sent through the post at his/her risk. Pending the despatch of definitive share certificates, expected to take place by 24 April 2003, instruments of transfer will be certified against the register. Qualifying Shareholders who hold their Ordinary Shares in CREST should note that they will not be sent any communication of the credit of their New Shares to their CREST stock accounts nor any written communication by the Company in respect of the issue of the New Shares.

The terms and conditions of the Open Offer, as set out in this document and in the Application Form, shall be governed by and construed in accordance with English law.

8 Further Information

Your attention is drawn to the additional information set out in Parts I, II and IV to VII of this document and the terms and conditions set out in the Application Form.

Yours faithfully

T J D Hoare

for and on behalf of Canaccord Capital (Europe) Limited

PART IV

10 MARCH PRESS ANNOUNCEMENT

The following is the text of an announcement issued on 10 March 2003 which contained (*inter alia*) the preliminary announcement of the results for the year ended 31 December 2002:

"Peter Hambro Mining PLC ("PHM" or "the Company") today announces:

- 5.8 million ounce increase in Russian Category C & P reserves and resources at the Company's Pioneer deposit
- Signing of confidentiality agreements with Rio Tinto PLC to enable evaluation of specific properties
- Proposed acquisition of the Tokur gold deposit in the Far East of Russia with 8.1 million ounces of resources
- Preliminary Results for the year ended 31 December 2002

Pioneer Deposit

Russian Category C and P reserves and resources 9.4 million ounces

Russian Category C2 reserves 1.78 million ounces

The Company has recently received independent confirmation, from the State geological consultancy company Dalgeophysica, of the Group Chief Geologist's revised estimation of 9.4 million ounces of category C and P reserves and resources at Pioneer.

When the Group acquired Pioneer in 2000 the stated resources were approximately 1.5 million ounces in the P category. In September 2002 the Company announced that its exploration activities had increased this figure to 3.59 million (at a 0.6 gram per tonne cut-off grade) and that sufficient drilling had been done to place 1.62 million ounces in the C2 reserve category.

Since September 2002 receipt of more assay results from the exploration drilling campaign have increased the reserves and resources still further. As at 25 February 2003 the Company estimates that the C2 component of the reserves and resources is now 1.78 million ounces. These exploration activities have enabled the reclassification of category P resources to C2 reserves.

C2 category reserves require no further drilling or sample analysis work for ounces to be categorised as mineable reserves. The only additional work required is economic assessment and approval thereof by the Russian mining authorities.

Table 1: Pioneer Resources (millions of ounces)

	April 2002	*September 2002*	*February 2003*
Main orebody - C2 category reserves	-	1.62	1.78
Main orebody - P1 + P2 category resources	1.5	1.97	1.84
Oreshoots - P1 + P2 category resources	-	-	5.80
Total P + C	1.5	3.59	9.42

Part of the increase in the C2 category reserves comes from the discovery of a high-grade 120m oreshoot (known as "Apophysis No.1") of the Bakhmut part of the deposit. Calculation of resources based around 50m blocks and to a maximum depth of 282m, suggests C2 category reserves of 635,000 ounces. The following table outlines 4 key intersections of the oreshoot.

Table 2: Drill Results from Bakhmut-Apophysis No.1

	Grade (g/t)	Thickness (m)
Hole c-69	17.5	35.0
Hole c-203	15.3	11.2
Hole c-204	9.6	15.9
Hole c-47	7.4	5.9

The geochemical signature extends significantly beyond the drilled area (for a further 1.02km) to an area where artisanal mining has taken place in the past. Grab samples taken in this area, which is believed to be on the same structure as Apophysis 1, have returned grades of 20-30 grams per tonne. Dalgeophysica has postulated that the structure has the potential to host possible resources of over 51 tonnes of gold at similar grades, applying a factoring of 40-70 per cent. reduction coefficient.

As described in the AIM admission document, under the Group Reserves Bonus Scheme, certain executives, as scheme participants, are entitled to receive from JSCP an aggregate US$5 per ounce in respect of new C2 reserves assessed on an annual basis. These are only taken into account for the purposes of this scheme when confirmed by the Russian mining authorities. The Scheme also provides that on termination of the scheme in the event of, among other circumstances, a disposal of the Pioneer deposit, the scheme participants are entitled to an aggregate of US$1 per ounce of resources not covered by prior payments. It is not anticipated that any confirmation of C2 reserves will be received until 2004. Payments under the Scheme, at the Company's option, may be settled in the Company's shares.

Confidentiality Agreements signed with Rio Tinto

Peter Hambro Mining has, for some months, been in discussion with Rio Tinto PLC which has recently re-appraised the climate for mining investment in Russia. As a consequence of this it has agreed to share with Rio Tinto, on a confidential basis, geological and other data so as to enable it to evaluate the potential of specific properties and the way in which Peter Hambro Mining has operated successfully in Russia.

The agreements that the two companies have signed do not commit Rio Tinto to become involved in any way with Peter Hambro Mining nor do they give Rio Tinto any exclusivity to collaborate on, or acquire an interest in, any of the properties.

Peter Hambro Mining views this expression of interest by a major mining company as a positive step in the development of mining in Russia. The improvement in the broader investment climate in Russia was also recently demonstrated by BP's decision to invest c. US$6.7 billion in the country's oil & gas sector.

Proposed acquisition of the Tokur Deposit

PHM announces that it has agreed heads of terms to acquire from OJSC Far East Mining, Tokur Rudnik a company which holds the licence for the Tokur deposit in the Amur region of Russia, subject *inter alia* to contract and to satisfactory due diligence and an independent verification exercise.

Independent resource estimates for the deposit, which is located some 450kms north east of PHM's Pokrovskiy operation, indicate approximately 8.1 million ounces. Completion of this acquisition would on this basis take the Group's estimated total Category P and C resources and reserves for the Group to circa. 19 million ounces.

The Directors believe that Tokur has a developed infrastructure, including roads, electricity, housing and an airport and that there is also an experienced labour force. The Directors believe that the existence of this infrastructure greatly enhances the value of the resources.

Initial investigation by the Directors suggest that production from the plant was halted when the previous owners ran into financial difficulties but management from Peter Hambro Mining's

Pokrovskiy mine believe that small scale production can be resumed by mid 2003 at a cost of approximately US$500,000.

Directors also understand that there is an existing plan to develop the Tokur deposit by means of an adit which would allow the commencement of bulk mining. This plan was never fully implemented due to the lack of capital of the previous owners. If successful in the acquisition, Peter Hambro Mining intends to commission a feasibility study to evaluate the potential of this plan in relation to the entire mineralised zone. As part of the due diligence process, the Company will review appropriate mining methods.

Peter Hambro Mining believes that much of the administration of the mine can be undertaken from the Group's Amur Region offices at Tygda and Blagoveshensk.

Tokur is one of the interests that are covered by the Rio Tinto confidentiality agreements.

The consideration for the acquisition, payment of which will be conditional, is expected to be up to US$30 million, to be satisfied by the payment of up to US$6 million in cash and the issue of new shares of the Company for the balance at a deemed price of £2 per share. However the Company would have the right to elect to pay up to a maximum of US$30 million in cash in place of the share element of the consideration if the share price is then trading above £2.50 per share.

Appointment of New Executive Director

The Company also announces that it has appointed G. Jay Hambro (aged 28), who has served on its Board as a Non-Executive Director since Admission, as an Executive Director with immediate effect. Jay, who has considerable experience in the mining finance industry, joins PHM from HSBC Investment Bank, where he was a Manager of the Metals & Mining corporate finance and advisory team. Prior to that, he spent 3 years at NM Rothschild & Sons, based in both London and the US. Whilst at Rothschild, Jay focused on bullion trading, project finance and corporate lending to the metals & mining industry, and helped to re-establish the Rothschild Resources Banking Department in Denver. Jay then moved to the investment banking division of HSBC where he spent three years as a corporate financier, advising major precious metal, base metal and steel companies.

In view of this appointment, the Board is intending to appoint a further Non-Executive Director.

Preliminary Results

Highlights of the results are as follows:

- Consolidated profit after tax for the year US$5.1 million (US$4.4 million 2001)
- Operating costs (including depreciation and interest) during the year were RuR 38.08 (US$1.20) per tonne processed and RuR 139.19 per gram (US$136 per ounce) of gold produced
- Gold sold in 2002 was 71,960 Ounces (2001 circa.90,000 ounces.)

Unaudited Preliminary Results

Highlights of the results are as follows:

Unaudited Consolidated Profit and Loss Account for the year ended 31 December 2002

	2002 $'000	2001 $'000
Turnover	22,774	23,722
Net operating expenses	(12,212)	(13,622)
Operating profit	10,562	10,100
Interest payable and similar charges	(1,640)	(1,613)
Loss on disposal of fixed assets	(100)	-
Other income	613	199
Profit on ordinary activity before taxation	9,435	8,686
Taxation	(639)	-
Profit on ordinary activity after taxation	8,796	8,686
Minority interest	(3,692)	(4,283)
Retained profit for the year	5,104	4,403

Unaudited Consolidated Balance Sheet as at 31 December 2002

		31 December 2002 *$'000*		*31 December 2001* *$'000*
Fixed Assets				
Goodwill		17,790		(5,209)
Intangible assets		3,743		4,071
Tangible assets		37,737		34,131
Capitalised expenditure		1,154		-
Assets under construction and equipment to be installed		8,261		1,177
Investments		637		2
		69,322		34,172
Current assets				
Stock and work in progress	7,501		321	
Debtors	4,868		3,046	
Cash in bank and in hand	1,388		1,361	
	13,757		4,728	
Creditors, amounts falling due within one year	(25,769)		(8,952)	
Net current liabilities		(12,012)		(4,224)
Creditors, amounts falling due after more than one year				
Long-term borrowings	(7,578)		(10,991)	
Finance lease liabilities due within one to three years	(1,121)		(403)	
		(8,699)		(11,394)
Net assets		48,611		18,554
Capital and reserves				
Share capital		751		391
Share premium		43,391		8,755
Share option reserves		40		-
Profit and loss account		3,889		(1,215)
Equity shareholders' funds		48,071		7,931
Minority interest		540		10,623
		48,611		18,554

Unaudited Consolidated Cash Flow Statement for the year ended 31 December 2002

	31 December 2002		*31 December 2001*	
		$'000		*$'000*
Net cash inflow from operating activities		6,638		15,215
Returns on investments and servicing of finance				
Interest received	21		-	
Interest paid	(1,183)		(1,718)	
Net cash outflow from returns on investments and servicing finance		(1,162)		(1,718)
Taxation paid		(639)		-
Capital expenditure and financial investment				
Purchase of tangible assets	(12,817)		(16,447)	
Purchase of intangible assets	-		(3)	
Investments acquired	(637)		-	
Proceeds on disposal of tangible assets	16		-	
Net movement in loans to subsidiaries	-		668	
Loans issued	(76)		(224)	
Net cash outflow on capital expenditure and financial investment		(13,514)		(16,006)
Acquisitions and disposals				
Purchase of subsidiary undertaking		-		(1)
Cash outflow before use of liquid resources and financing		(8,677)		(2,510)
Financing activities				
Capital element of finance lease	(1,344)		(287)	
Net movement in loans	6,449		2,748	
Share capital issue	3,599		1,000	
Cash inflow from financing activity		8,704		3,461
Increase in cash at bank and in hand		27		951

Chairman's Comments

Commenting on the announcement, Peter Hambro, Executive Chairman, Peter Hambro Mining, said:

"We could scarcely have dared to hope at the time of Admission that we would be able to bring 1.78 million ounces of resources into the C2 category reserves and that our independent consultant would confirm more than 9 million ounces of resources. We have done this and it is good news for our shareholders.

The high grade oreshoot known as Apophysis 1 is of particular interest because its high grades will permit faster gold extraction rates than that currently being achieved at Pokrovskiy. When added together Pokrovskiy, Pioneer and the possible Tokur acquisition would give the Company total reserves and resources of more than 19 million ounces. We announced in February our agreement to form a joint venture company to acquire gold mining assets in Magadan and we intend that this will bid for the 38 per cent. stake in the Matrosov Mine that is to be auctioned later this year.

We continue to focus on exploration of existing license areas and further drilling will be done at Pioneer which is "open" in all directions.

We currently anticipate that Pokrovskiy production will be in the region of 120,000 ounces in 2003.

The consolidated profit for the year reflects the gradual increase in our ownership of Pokrovskiy Rudnik from 55 per cent. to 97.69 per cent. The performance of the operating subsidiary is in line with our earlier announcement to the market that lower grades and longer residence times on the heap leach, combined with teething troubles on the new mill, would be offset by higher gold sale values.

I believe that Russia has enormous potential as a gold producer and it is gratifying to see that the potential for investment in Russia, both in the mining sector and more broadly, is now being appreciated by a number of international blue chip companies like BP."

PART V

PART A

INDEPENDENT EXPERT'S REPORT

INFORMATION NOTE PREPARED BY VS DMITRENKO, CHIEF GEOLOGIST FOR DALGEOPHYSICA PIONEER TEAM

Pioneer ore field (as of 25.02.03) and Further Prospects for 2003 – 2004.

The ore bodies in Pioneer are breccias with quartz cement, metasomatically altered rock (to sericite-quartz, quartz-sericite-chlorite argillites) and veins and zones of stockwork. The number of veins ranges from one per metre to in excess of one hundred per metre. The ore bodies are characterised by the absence of precise visually defined borders, which can be determined only as a result of testing. In some cases the borders of ore bodies are ore-controlling faults. One such fault is located between profiles 256 and 259, limiting the ore bodies of Bachmut and Promezutochnaya.

The gold in the ore bodies tends to be concentrated in the metasomatically altered rock and breccias in the hanging-wall. Grade varies from 2-3 g/t to various tens of grams per tonne. The maximum gold content (105 - 114.5 g/t) is located at the fault in the main structure together with an oreshoot of north-easterly direction. Ore columns are found at fault structures. Taking the Pioneer structure as a whole, the presence of such columns has been detected in borders of the Bachmut zone, the Promezutochnaya zone and north-east flank of the Uznaya ore zone (see Maps N1, N2 and N3 prepared by Peter Hambro Mining Group Chief Geologist to explain and clarify situation of Pioneer structure and ore-shoots).

Some prospective zones of Pioneer ore field are ore-bearing. This is confirmed by the presence of metasomatic contact zones with arsenic and gold, geophysical anomalies, dumps of mineralised rock and elevated gold content (up to 30 g/t) in ore samples.

An average value of results obtained from calculations from the boundaries of ore zones was taken in order to calculate prospective resources (Bachmut, Uznaya and Promezutochnaya) for the Pioneer structure. For example average results (thickness - 24.3 metres, average contents - 1.4 g/t) were used for a section of geophysical anomaly of 750 metres, located opposite the Promezutochnaya ore zone. A reduction coefficient of 0.4 (40 per cent.) was used for the ore grade for ore zones defined based on geological and geophysical data and a reduction coefficient of 0,3 (30 per cent.) was used for zones defined based on geochemical data. These zones are, as a general rule, located at a distance from the main structure. Calculation of prospective resources for all zones and oreshoots are listed in the following table:

Calculation of forecasted resources on P_1 and P_2 categories on Pioneer ore field

Name of the forecasted ore zone, category of forecasted resources	*Category*	*Length, metres*	*Analogues and parameters used, thickness - m, content -C*	*Coefficient of ore content*	*Gold/ tonnes*
1		2	3	4	5
Apophysis No1	P_1	120	Apophysis No1 - C_2 m=16.6, C=14.1	0.7	9.83
Apophysis No1	P_1	900	Apophysis No1 - C_2 m=16.6, C=14.1	0.4	42.13
"Geophysica"[1]	P_1	750	Promezutochnaya m=24.3, C=1.4	0.4	5.10
"Geophysica"[1]	P_1	1,500	Bachmut m=13.7, C=2.1	0.4	8.63
Apophysis No2	P_2	1,200	Promezutochnaya m=24.3, C=1.4	0.3	6.12
Apophysis No3	P_2	2,000	Promezutochnaya m=24.3, C=1.4	0.3	10.21
Apophysis No4	P_2	1,200	Bachmut m=13.7, C=2.1	0.3	5.18
Apophysis No5	P_1	400	Uznaya m=21.0, C=1.0	0.4	1.68
Apophysis No6	P_1	300	Uznaya C-16 m=18.7, C=5.1	0.4	5.72
Apophysis No7	P_1	300	Uznaya m=21.0, C=1.0	0.4	1.26
Kulisnaya No1	P_2	1,000	Uznaya m=21.0, C=1.0	0.3	3.15
Kulisnaya No2	P_2	1,200	Uznaya m=21.0, C=1.0	0.3	3.78
Zvezdochka	P_1	4,000	Uznaya m=21.0, C=1.0	0.4	16.80
Zapadnaya	P_2	2,100	Uznaya m=21.0, C=1.0	0.3	6.62
Listvenichnaya	P_2	2,400	Uznaya m=21.0, C=1.0	0.3	7.62
Berezovaya	P_2	2,800	Uznaya m=21.0, C=1.0	0.3	8.82
Sosnovaya	P_1	3,000	Uznaya m=48.0, C=0.8	0.4	23.04
Central	P_2	600	Promezutochnaya m=24.3, C=1.4	0.3	3.06
Andreevskaya	P_1	2,000	Pioneer m=19.1, C=1.4	0.4	10.70
South ending of Bachmut zone	P_1	1,250	Bachmut m=13.7, C=2.1	0.4	7.19
Total P_1+P_2					
Additional ore manisfestation Pioneer					186.64
C_2+P_1+P_2 from previous report					116.32
Total on Ore manifestation Pioneer					302.95

Note

1 "Geophysica" is a name and not a sampling method.

Total reserves in category C_2 and forecast resources in categories P_1+P_2 on ore field make a total of 302.9 tonnes (9.42 million ounces).

Differences between the amount of forecast resources and the total figure for explored reserves should not be considerably greater than a factor of 5, considered a satisfactory accuracy for the evaluation of forecast resources ("Instruction on geochemical methods of exploration of ore deposits", 1983 Edition of Russian State Guidelines).

The following volume of work is necessary to test the boundaries of the Pioneer structure (axis) in order to confirm the continuity of the mineralisation at surface and, at depth, to delineate the ore columns, (exploration-evaluation stage): trenching 61.1 thousand m_3 and drilling 5,000 metres.

Further volumes of work are required within the boundaries of the Pioneer ore field for confirmation of the mineralised zones and ore shoots (grid 640-320 metres along the strike): - trenching - 122.3 thousand m_3, shallow drilling (depth of holes 5.0 metres, spacing of 20 metres) 3,250 metres, deep drilling (grid of 640 metres along the strike, two holes in each profile, the depth of each hole - 150 metres) - 9,600 metres.

V.S.Dmitrenko

PART B

Maps prepared by the Group's Chief Geologist N. Vlasov to provide further information and clarification of the Dalgeophysica report in Part A of this Part V.


Key
Location of eluvial-diluvial deposits
Location of late-Neogene lake alluvial deposits
Ore samples from diluvial quartz ore containing gold from 0.1 to 5.0 g/t from 6.0 to 30.0 g/t
Secondary aureole of dispersed gold (0.01-0.5 g/t) accompanied by increased content of arsenic (0.003-0.03)
Gold placers with enriched areas
Areas of intensive artisanal exploration of gold
Ore bodies explored in 2001-2002
Trenches excavated in 2001-2002
Deep holes drilled in 2001-2002 and in previous programmes
Key
Ore bodies defined in 2001-2002
Trenches excavated in 2001-2002
Deep holes drilled in 2001-2002 and in previous programmes
Primary aureoles according to data from previous programmes
Gold (0.08-0.8 g/t)
Arsenic

Composed by N. Vlasov

Drawing N 1
Plan of Pioneer ore field showing the occurrence of gold in superficial deposits
Scale 1:25000

Composed by N. Vlasov

Drawing N2
Plan of primary (endogen) aureoles of gold and arsenic on Pioneer ore field
Scale 1:25000


Key
Ore bodies explored in 2001-2002
Trenches excavated in 2001-2002
Deep holes drilled in 2001-2002
drilled in previous programmes
Forecast ore zones:
on geological and geophysical data
on geochemical data
Composed by N. Vlasov

Drawing N 3
Plan of prospective gold mineralisation in Pioneer ore field
Scale 1:25000

PART VI

RISK FACTORS

The exploration for natural resources is a speculative activity that involves a high degree of risk. The Directors believe that, in particular, prospective investors should carefully consider the following risks and uncertainties before making an investment decision regarding the Company. If any of these risks and uncertainties, together with possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's business, financial position or operating results could be materially and adversely affected. It should be noted that this list is not exhaustive and that certain other risk factors may apply.

Liquidity

The shares are not listed on the Official List and although the Ordinary Shares are traded on AIM this should not be taken as implying that there is or will be a liquid market in the shares. An investment in the New Shares may, therefore, in certain circumstances be difficult to realise.

Investment Risk

Prospective investors should be aware that the value of an investment in the Company may go down as well as up. In addition there can be no certainty that the market price of an investment in the Company will fully reflect its underlying value. The price at which investors may dispose of their shares in the Company may be influenced by a number of factors, some of which may be related to the Company and some not. Investors may realise less than the original amount invested.

Licence Obligations

Under the mining licences and certain other contractual agreements to which companies in the Group are or may in the future become parties, such companies are or may become subject to payment and other obligations. If such obligations are not complied with when due, in addition to any other remedies which may be available to other parties, this could result in dilution or forfeiture of interests held by such companies. The Company may not have, or be able to obtain, financing for all such obligations as and if they arise.

Currency Risk

The Company reports its financial results in US dollars and the market for gold is principally denominated in US dollars. The Group's debt is largely denominated in Roubles. JSCP operates in Russia and as a result incurs operating costs in Roubles but can receive US dollars or Roubles from the sale of its product. Recent trends in the Rouble/Dollar exchange rate suggests that the Rouble is gaining value against the Dollar. If that trend continues and results in any significant and sustained appreciation of the Rouble against the US dollar the Group's revenues and profitability could be severely and materially reduced. The Company does not engage in hedging to minimise exchange rate risk and has no intention to implement such arrangements unless any future financing arrangements require the Company to do so.

Environmental Regulations

The Company's operations are subject to the extensive environmental risks inherent in the gold mining industry.

Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there are certain risks inherent in its activities, that could subject the Company to extensive liability. The Company is unable to predict the effect of additional

environmental laws and regulations which may be adopted in the future including whether any such laws or regulations would materially increase the Company's cost of doing business or affect its operations in any area.

Gold Price

The Group's earnings are derived from the mining and sale of gold and are therefore related to the market price of gold. Historically gold prices have fluctuated significantly and are affected by numerous factors which the Company is neither able to control nor predict. The performance of a gold mining company's share price may, but will not necessarily, exhibit a correlation with the price of gold.

Although the Group's cash cost is relatively low by world standards, the Group's ability to maintain earnings, pay dividends and undertake capital expenditure may be affected in the event of a sustained material fall in the price of gold.

Current events in the Middle East could have a material effect on the gold price which is impossible to quantify at this stage.

Geology and reserves

To maintain gold production into the future beyond the life of the current reserves or to increase production materially above projected levels, the Group will be required to prospect for, locate and delineate further reserves. Any gold exploration programme entails risks relating to the location of economically viable orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities at any site chosen for mining. No assurance can be given that any exploration programme will result in any new commercial mining operation or in the discovery of new economically viable reserves.

Although the Group has carefully prepared the ore resource figures referred to in this document, no guarantee can be given that the projected level of gold recovery will be realised.

A decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralisation uneconomic.

Treatment Plant

Historically, the Group has used heap leaching and a Merrill Crowe Plant to extract gold from mined ore. This technology is well known and widely used throughout the world. Heap leaching will continue at Pokrovskoye to treat lower grade ores. The new plant which utilises resin-in-pulp technology was commissioned last year but it is too early to determine the full effect of its operations. The level of profitability of the Group is largely dependent on the continued operation of the heap-leach and the satisfactory operation of the new treatment plant.

New Acquisitions

There is no certainty that the Group will proceed to enter into an agreement pursuant to the Tokur Heads and/or that it will be able to acquire Tokur Rudnik. Furthermore there is no certainty that the Magadan Joint Venture will be successfully established or if it is established that it will proceed to acquire the proposed interests in Berelekh or Nel'kobazoloto and/or be successful in the Matrosov Mine auction. If the Group acquires Berelekh and Nel'kobazoloto it will have to account for the minority interests therein. To the extent that these new acquisitions are successfully completed there is no certainty that the Group will be able to develop the underlying interests, which will be subject to risks summarised elsewhere in this Part VI of this document, on the basis currently anticipated.

Management of Growth

If the Group grows as expected, it must successfully increase and implement additional resources to support its operations. If growth cannot be managed effectively, the Group's business, financial conditions and results from operations could be adversely affected.

Dependence on key personnel

The Group's business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Group is, and will continue to be to a significant extent, dependent on the expertise and experience of the Directors and senior management and the loss of one or more could have a materially adverse effect on the Group.

Share ownership

A significant proportion of the Existing Shares are held by a small number of Shareholders, many of whom are connected to the Directors. The Panel on Takeovers and Mergers has approved modified application to the Company of the rules requiring a mandatory offer to be made under the City Code on Takeovers and Mergers.

Many of the Ordinary Shares are subject to lock-ins which are due to expire on 29 April 2003. The lock-ins may also cease to apply in certain circumstances and any disposals following expiry of the lock-in period could have an adverse effect on share prices. While they are in force the lock-ins restrict the number of Ordinary Shares available for trading.

Economic, political, judicial, administrative, taxation or other regulatory factors

The Group may be adversely affected by changes in economic, political, judicial, administrative, taxation or other regulatory factors, in the areas in which the Group operates and holds its major assets, as well as other unforeseen matters.

Since the 1998 debt crisis, the Russian investment risk profile has gradually improved. However, although steps have been taken to strengthen the legal and tax regimes including those applicable to foreign companies and to facilitate currency movements, there remain areas of uncertainty in the legislation and its interpretation and in relation to the enforcement of judgements.

The main asset of the Group, Pokrovskiy Mine, is located in Far East Russia providing some risk in addition to the normal country risk but the location of the project close to major infrastructure and transport facilities should mitigate this risk considerably.

Current events in the Middle East could have material effect on the investment climate in Russia generally and in the gold mining industry in particular and in securities markets.

Uninsured Risks

The Group, as a participant in exploration and mining programmes, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs. The Group may incur a liability to third parties in excess of any insurance cover arising from pollution or other damage or injury.

Short operating history

The Group's business and operations are at a relatively early stage of development and its success will depend largely upon the outcome of exploration and acquisition programmes that the Group is undertaking and proposes to undertake.

PART VII

ADDITIONAL INFORMATION

1 Incorporation and Principal Activities

1.1 The Company was incorporated on 20 December 2001 in England and Wales under the Act with the registered number 4343841 under the name Excelsior Corporation PLC. On 25 February 2002 the Company changed its name to Peter Hambro Mining PLC and on 17 April 2002 was issued with a certificate to commence business and borrow pursuant to section 117 of the Act.

1.2 The Company is the holding company of the Group whose principal activities are the mining of gold ore and the production of doré bars in the Russian Federation.

1.3 The principal legislation under which the Company operates is the Act and the regulations made thereunder.

1.4 The liability of the members is limited.

2 Share Capital

2.1 The authorised and issued share capital of the Company (i) as at the date of this document and (ii) following the Placing and Open Offer is set out below:

	As at the date of this document		*Post Placing and Open Offer*	
	Number	*Amount*	*Number*	*Amount*
Authorised	100,000,000	£1,000,000	100,000,000	£1,000,000
Issued and fully paid	47,984,595	£479,845.95	57,581,514	£575,815.14

2.2 By a special resolution passed on 14 March 2002, the Company resolved *inter alia* that the Directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Act (and in substitution of any existing authority to allot relevant securities) to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) of the Company up to the aggregate nominal amount of £999,998 provided that this authority shall expire on 25 February 2007 (unless and to the extent that such authority is revoked, varied or extended by the Company in general meeting prior to such date). The full text of the special resolution is set out in Part V of the Initial AIM Admission Document.

2.3 By a special resolution passed on 17 April 2002, the Company resolved *inter alia* that the Directors be empowered pursuant to section 95(2) of the Act to allot and make offers or agreements to allot equity securities (as defined in section 94(2) of the Act) pursuant to the authority given in accordance with section 80 of the Act by way of a special resolution passed on 14 March 2002 as if section 89(1) of the Act did not apply to any such allotment, provided that such power shall be restricted to the issue of equity securities:

(i) in connection with or the subject of an offer, invitation, including a rights issue or open or equivalent offer to holders of Ordinary Shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective shareholdings of such securities or in accordance with the rights attached thereto, the terms of which may contain such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory or otherwise;

(ii) pursuant to the Placing and the Acquisition Agreements;

(iii) pursuant to any share option scheme adopted by the Company and the PHML Share Arrangement; and

(iv) otherwise than pursuant to sub-clauses (i), (ii) and (iii) above up to a nominal value of £35,000

provided that such power shall expire at the conclusion of the Annual General Meeting of the Company in 2003, or, if earlier, on the date falling 18 months after the passing of this Resolution (the "Section 89 Period") except that the Company may before the expiry of the Section 89 Period make offers or agreements which would or might require equity securities to be allotted after the expiry of such Section 89 Period and the Directors may allot equity securities in pursuance of such offers or agreements as if the power has not expired and all authorities previously conferred under section 95 of the Act be and are hereby revoked, but such revocation will not have retrospective effect.

The full text of the above special resolution is set out in Part V of the Initial AIM Admission Document. Terms in the special resolution are as defined in the Initial AIM Admission Document.

2.4 The provisions of section 89(1) of the Act, which (to the extent not disapplied pursuant to section 95 of the Act), confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash, and apply to the authorised but unissued share capital of the Company to the extent not disapplied as described in paragraph 2.3 above. Subject to certain limited exceptions, unless the approval of Shareholders in a general meeting is obtained, the Company must normally offer Ordinary Shares to be issued for cash to holders of Existing Shares on a *pro rata* basis.

2.5 On 29 July 2002, pursuant to the April Acquisition Agreement, 5,499,071 Ordinary Shares were issued to Viscaria Investments Limited and 3,747,247 Ordinary Shares were issued to Macaria Investments Limited.

2.6 On 19 December 2002, 5,384,179 Ordinary Shares were issued to Viscaria Investments Limited and 5,760,414 Ordinary Shares were issued to Macaria Investments Limited pursuant to the December Acquisition Agreement.

2.7 Apart from the allotments referred to in this paragraph 2, since the date of the Initial AIM Admission Document, no capital of the Company has been allotted for cash or for consideration other than cash.

2.8 Further Ordinary Shares may fall to be issued pursuant to the Eponymousco Share Arrangement as referred to in paragraph 9 below and the Canaccord Option Agreement, pursuant to which 417,080 Ordinary Shares could be issued.

2.9 Further Ordinary Shares may fall to be issued to certain executives pursuant to the Reserves Bonus Scheme as referred to in paragraph 7 below.

3 Memorandum and Articles of Association

Details of the Company's Memorandum and Articles of Association are set out in the Initial AIM Admission Document. The Memorandum and Articles have not been amended since the date of the Initial AIM Admission Document.

4 Directors' and Other Interests

4.1 The interests of the Directors and their immediate families and of persons connected with the Directors within the meaning of section 346 of the Act, in the share capital of the Company, as at the date of this document (which have been notified to the Company pursuant to sections 324 to 328 of the Act, are required to be entered into the register of Directors' interests maintained under section 325 of the Act or which could, with reasonable diligence, be ascertained by the

Directors) and as they are expected to be immediately following completion of the Placing and Open Offer are as follows:

	As at the date of this document		*Post Placing and Open Offer**	
	Number of Ordinary Shares	*Per cent.*	*Number of Ordinary Shares*	*Per cent.*
Peter Hambro**	8,039,800	16.75%	7,539,800	13.09%
Dr Pavel Maslovsky***	23,344,524	48.65%	22,844,524	39.67%
Philip Leatham	-	-	-	-
Sir Rudolph Agnew	7,500	0.016%	7,500	0.013%
Jay Hambro	-	-	-	-
Alexei Maslovsky	-	-	-	-

* Assuming that the Sale Shares are sold and that the Placing and Open Offer are completed.

** This figure includes the holdings of the following companies in which Peter Hambro is interested, showing their pre and post Placing and Open Offer holdings: Peter Hambro plc (pre - 1,008,300, post - 1,008,300), H&H Mining (Investment) Limited (pre - 3,033,800, post - 3,033,800) and Mining Investors Limited (pre - 3,997,700, post - 3,497,700).

*** This figure includes the holdings of the following companies in which Pavel Maslovsky is interested showing their pre and post Placing and Open Offer holdings: Precious Metal Investments Limited (pre - 1,483,800, post - 1,483,800) and Millenium Implementation Limited (pre - 2,238,100, post - 2,238,100), Macaria Investments Limited (pre - 9,507,661, post - 9,507,661) and Viscaria Investments Limited (pre - 5,384,179, post - 5,384,179).

4.2 As described in the Initial AIM Admission Document, Peter Hambro, Pavel Maslovsky and others are entitled to receive in certain circumstances additional Ordinary Shares through the operation of the Plan. The maximum number of Plan Shares which would fall to be issued on full implementation of the current entitlements would be 2,759,368 Ordinary Shares of which Peter Hambro would be entitled to 349,684, Pavel Maslovsky would be entitled to 1,379,684 Philip Leatham would be entitled to 830,000 and others to 200,000 Ordinary Shares. No Plan Shares have been issued since the date of the Initial AIM Admission Document.

4.3 It was announced on 10 March 2003 that, following additional exploration works on the Pioneer deposit, its reserve estimates were increased to 9.4 million ounces. In certain circumstances this may result in certain executives, as scheme participants, being issued new Ordinary Shares in accordance with the terms of the Reserves Bonus Scheme details of which are set out in paragraph 7 below.

4.4 Save as disclosed in this paragraph 4, no Director nor any member of their respective immediate families, nor any person connected with them within the meaning of section 346 of the Act, is interested in any share capital of the Company.

4.5 No loan or guarantee has been granted or provided by the Company to any Director or any person connected with them since the date of the Initial AIM Admission Document.

4.6 Pursuant to the implementation of the April and December Acquisition Agreements, JSCP Shares were acquired from Macaria Investments Limited ("Macaria") and Viscaria Investments Limited ("Viscaria"). Macaria and Viscaria are both owned by a trust of which one of the beneficiaries is Pavel Maslovsky. Macaria was formed on 18 April 2002 solely for the purpose of acting as nominee for the various interests of Pavel Maslovsky. Viscaria was also formed on 18 April 2002 and acts as nominee for various Russian JSCP executives and holds Ordinary Shares as nominee for such executives and Dr Pavel Maslovsky.

4.7 Save as disclosed in this document and the Initial AIM Admission Document none of the Directors has or has had any interest in transactions effected by the Company since its incorporation which are or were unusual in their nature or conditions or which are or were significant to the business of the Company.

4.8 Save as disclosed in paragraph 4.1, the Company is only aware of the following persons who, at the date of this document and following completion of the Placing and Open Offer, directly or indirectly, jointly or severally, hold or will hold 3 per cent. or more of the issued ordinary share capital of the Company or exercise or could exercise control over the Company:

	As at the date of this document		*Post Placing and Open Offer**	
	Number of Ordinary Shares	*per cent.*	*Number of Ordinary Shares*	*Per cent.*
Nutraco Nominees Limited	3,809,650	7.94%	4,548,019	7.90
State Street Nominees Limited	-	-	1,887,807	3.28
Landsdowne Partners Limited	-	-	1,887,807	3.28

*Only New Shares which have been firmly placed are included.

The exact number of Ordinary Shares and the percentage of the share capital held by each of the Shareholders will depend, *inter alia*, upon the level of take-up under the Open Offer.

4.9 Save as set out above, the Company is not aware of any person who, immediately following the Placing and Open Offer, will, directly or indirectly, be interested in 3 per cent. or more of the capital of the Company, or who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

5 Additional information on the Directors

5.1 The directorships and partnerships held by each of the Directors over the five years preceding the date of this document other than in the Company are as follows:

Name	*Current*	*Past*
Peter Hambro	Peter Hambro PLC Celotex Limited H & H Mining (Investments) Limited Victoria Resources Limited The City of Oxford Geared Income Trust PLC Cogit Securities Limited Mining Investors Limited Engineered Finance and Marketing Limited Eponymousco Limited Sundeala Limited Celotex (Holdings) Limited Peter Hambro (Gibraltar) Limited OJSC Pokrovskiy Rudnik Global Cobalt Limited	Orion Resources Limited Mines d'Or de Salsigne SA Bakyrchik Gold PLC Entermedia Communications Ltd Everwiser Limited Jotrade Limited City of Oxford Investment Trust PLC (the) H & H Mining Limited Hodson Direct Publishing Limited Durrington Oil and Gas Search Limited Tinhold Limited Valemark Associates Limited Celotex Investments Limited Gold Mines of Sardinia PLC Entermedia Limited Prospector Limited Euromines SA Sardinian Gold Mining SpA
Dr Pavel Maslovsky	Peter Hambro PLC Eponymousco Limited OJSC Pokrovskiy Rudnik	OJSC "Bank Zenit" OJSC Tokur Zoloto

Name	*Current*	*Past*
Philip Leatham	Elmead Limited Alfco Investments Limited Victoria Resources Limited Mining Investors Limited Peter Hambro PLC Engineered Finance and Marketing Limited	Tinhold Limited Jotrade Limited
Sir Rudolph Agnew	Stena International BV Wentworth Wooden Jigsaw Co Limited WCMC 2000	Newmount Gold Company (USA) Newmount Mining Corporation (USA) Stena Line (UK) Limited Bona Shipholding Ltd (Bermuda) LASMO PLC Star Mining Corporation NL (Australia)
Jay Hambro	Eponymousco Limited OJSC Pokrovskiy Rudnik	None
Alexei Maslovsky	Eponymousco Limited	None

Peter Hambro is a partner in a partnership trading as Durrington Farm.

Save as specified above, none of the Directors or any persons connected with them are in a partnership nor have they been partners in any partnerships in the five years preceding the date of this document.

5.2 None of the Directors has any unspent convictions relating to indictable offences, has been bankrupt or has made or been the subject of any individual voluntary arrangement.

5.3 Save as set out below, none of the Directors has been a director of any company at the time of or within twelve months preceding the date of its receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors.

Peter Hambro was Président Directeur Général of Mines d'Or de Salsigne SA ("MOS") until 2002. In 1998, MOS was placed into a "Period d'Observation" with a "Mandaitre ad'hoc" by the Commerce Court of Carcassone and subsequently an Administrateur Judicare was appointed by that Court. Under the direction of that Court, MOS agreed a settlement with its creditors. MOS's affairs subsequently improved and the Commerce Court relieved the Administrateur of his duties allowing the company to continue to operate normally.

Around 1978, Philip Leatham was a director of Michael Gaze and Partners Ltd which was put into creditors voluntary liquidation.

5.4 None of the Directors has been a partner of any partnership at the time of or within twelve months preceding the date of its compulsory liquidation, administration or partnership voluntary arrangement or the receivership of any assets of such partnership nor have any of their assets been the subject of receivership.

5.5 There have been no public criticisms of any of the Directors by any statutory or regulatory authority (including recognised professional bodies) and none of the Directors has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6 Directors' Service Contracts and Emoluments

6.1 Details of the Directors' service contracts and consultancy arrangements are set out in the Initial AIM Admission Document. Save as set out below no service agreement between the Company or any of its subsidiaries and any Director of the Company has been entered into or varied since the date of the Initial AIM Admission Document.

6.2 Although the aggregate remuneration payable for the services of Philip Leatham provided to the Group remains the same, the payment arrangements have been amended with effect from 1 May 2002 so that:

(a) under the Consultancy Agreement dated 23 April 2002 between the Company and Philip Leatham & Co, Philip Leatham & Co provides the services of Philip Leatham to act in the capacity of Finance Director of the Company and the level of payment thereunder has been reduced from US$100,000 to US$90,000; and

(b) pursuant to an employment agreement between Eponymousco Limited and Philip Leatham, with effect from 1 May 2002, Philip Leatham has been employed by Eponymousco to act as company secretary to Eponymousco and such other companies in the Group as the parties may agree, including as company secretary of the Company. Philip Leatham is entitled to a salary for his services under this agreement at the rate of US$10,000 per annum and to be reimbursed for reasonable expenses incurred by him on the business of the Group. The appointment may be terminated by either party upon giving the other at least 6 month's written notice.

6.3 Pursuant to a service agreement between the Company and Jay Hambro, Jay Hambro has been appointed to act in the capacity of Director of Business Development of the Company with effect from 11 March 2003. Jay must devote at least 4 days per week to the affairs of the Group. Following commencement, the agreement may be terminated by either party upon giving the other at least one year's written notice. Following termination Jay Hambro shall, if so requested by the Board, resign from office as Director of the Company and all offices held by him in a Group company.

Jay Hambro is entitled to a fee of US$100,000 per annum and to reimbursement of reasonable expenses occurred in the provision of his duties. The fee is subject to an annual review as will be the payment of a performance cash bonus should it be deemed appropriate by the remuneration committee of the Company. Jay Hambro is also entitled to an appropriate pension scheme and health care.

During, and for one year after termination of the agreement, Jay Hambro will not be involved in any gold mining activities within an area of 1,000 km of the Pokrovskiy Mine without the prior written consent of the Company.

6.4 Save as set out in this paragraph 6 and paragraph 6.1 of Part V of the Initial AIM Admission Document, there are no service contracts or consultancy arrangements in existence between any of the Directors and the Company or any of its subsidiaries which cannot be determined by the employing company without payment of compensation (other than statutory compensation) within one year and no such contracts are proposed.

6.5 In the financial year ended 31 December 2002, the aggregate remuneration payable and benefits in kind granted to the Directors was US$627,488. It is estimated that the aggregate amounts payable and benefits in kind to be granted to the Directors for the financial year ending 31 December 2003 under the arrangements in force at the date of this document will be approximately US$866,324.

7 Reserves Bonus Scheme

7.1 JSCP has agreed to establish the Reserves Bonus Scheme ("**the Scheme**") to provide the potential for bonus payments under rights granted in consideration for the initial participants' work in establishing the Group.

7.2 The Scheme Units are freely transferable subject to all applicable laws.

7.3 A total of 50 units "**Scheme Units**" are to be issued under the Scheme. Each Scheme Unit will, subject to the other provisions of this Scheme, entitle the holder of such unit (a "**Holder**") to receive in respect of each of the financial periods of JSCP ("**Financial Periods**") ending in each of the years 2002 to 2012 (inclusive) a bonus payment of US$0.10 for each ounce (if any) of Incremental Gold added to the Group's share of the reserves attributable to the Pioneer deposit as identified in an independent engineers' report as at the end of each such financial period (the "**Bonus**").

7.4 "**Incremental Gold**" comprises in respect of any financial period such ounces of gold as have been added to the Group's Category C1+C2 reserves ("**Reserves**") attributable to the Pioneer Deposit during that year.

7.5 On or before the 31 January of each year the Company will prepare, in the ordinary course, a report of its Category P1+P2+P3 Resources ("**Resources**") and its Reserves including (if it still owns it) Resources and Reserves relating to the Pioneer Deposit and such report shall include an assessment of Incremental Gold in respect of such period. This report will be verified by an independent geologist. Within 30 business days following publication of such verified report or the principal provisions thereof, JSCP will make the relevant payments to the Holders.

7.6 While JSCP remains a subsidiary of the Company, at the option of the Company as the parent company of JSCP, any Bonus payment can be made in cash, or to the extent permissible, in JSCP Shares, with the Company having a right to acquire such JSCP Shares in consideration of the issue of new Ordinary Shares, with the number of Ordinary Shares being calculated utilising the cash bonus amount and the then prevailing market price of the Ordinary Shares. Alternatively, if it is in a position to do so, the Company may enable the Bonus amount to be applied in direct subscription for new Ordinary Shares at the then prevailing market price.

7.7 Any decisions to be taken by the Company as contemplated in the previous paragraph shall be taken by the Company's Remuneration Committee with any Directors who are interested in the relevant Scheme Units abstaining.

7.8 If JSCP has ceased to be a subsidiary of the Company any Bonus payment can be made in JSCP Shares if the JSCP Board considers that JSCP does not have sufficient available cash to make a cash payment, or does not have sufficient available cash to make a cash payment without prejudicing the business of JSCP.

7.9 Upon the occurrence of any Termination Event there will be a terminal payment in respect of all the Scheme Units, which will thereafter terminate, equal to the aggregate of (i) the amount per Scheme Unit payable as Bonus in respect of any completed prior financial year in relation to which the Bonus has not been paid and (ii) $0.02 per Scheme Unit for each ounce of gold in the Resources attributable to the Pioneer deposit (as shown in JSCP's last published quarterly Resource figure) less the number of ounces which have been taken into account in the determination of any Bonus which has been paid or become payable. The following will be Termination Events unless otherwise agreed by Holders owning a majority of the Scheme Units: (i) if JSCP disposes, other than to a wholly owned subsidiary, of 25 per cent. or more of its interest in Pioneer, (ii) if JSCP fails to publish an annual or semi-annual report on the Resources and Reserves identified in the Pioneer deposit within 8 months of the last annual or semi-annual report or (iii) if JSCP commits a material breach of the Scheme Rules and fails to remedy such breach (if it is remediable) within 21 days after being requested to do so by Holders owning a

majority of the Scheme Units then in issue or (iv) if JSCP becomes insolvent provided that (ii) and (iii) shall only apply if no director of JSCP is interested in Scheme Units.

7.10 The Company or any other member of the Group may at any time purchase any Scheme Units from any Holder at any mutual agreed price. Under no circumstances shall such a purchase impose on JSCP any obligation to make an offer to, or agree to purchase Scheme Units from, any Holder. Any Scheme Units purchased by any member of the Group can be cancelled or held (and if so re-issued in due course).

7.11 The Company shall be entitled to make any modification to the rules of the Reserves Bonus Scheme if so agreed by written agreement of Holders (other than any Group members) holding not less than two thirds of the Scheme Units then in issue (other than any held by Group members) or by a resolution passed (with a majority of two thirds of those voting) at an extraordinary meeting of Scheme Units holders convened by not less than 21 clear days notice.

7.12 Any changes in the Scheme rules will be notified to the Holders at their registered addresses.

7.13 The implementation and operation of the Scheme shall be governed by and construed in accordance with English law.

7.14 Any dispute as to the application of the Scheme rules shall be referred to the Remuneration Committee of the Company's Board of Directors (while JSCP is a subsidiary of the Company), or failing that JSCP's auditors, for resolution.

7.15 It is intended that the Scheme Units will be awarded to Peter Hambro, Pavel Maslovsky and certain other executives of JSCP.

8 Employee Incentive Schemes – Eponymousco share arrangement

The Group currently has one share incentive scheme, operated by Eponymousco - the Eponymousco Share Arrangement. The Eponymousco Share Arrangement provides for the subscription by participating employees for shares in a class of C ordinary shares in the capital of Eponymousco (C Shares). The C Shares are non-voting, non dividend-bearing shares which have rights which are more restricted than those attached to the ordinary shares of Eponymousco on a distribution of capital. The following is a summary of the provisions which apply to the Eponymousco Share Arrangement:

8.1 The Eponymousco board of directors ("Eponymousco Board") has power to amend or replace the Eponymousco Share Arrangement in any way it thinks fit, subject to shareholder approval, as regards any amendment to the Eponymousco articles of association (the "Eponymousco Articles").

8.2 The Eponymousco Board, at its complete discretion, invites participants to subscribe for C Shares at the Subscription Price. "Subscription Price" for these purposes is determined by the Eponymousco Board at the time of issue. C Shares are not transferable except as provided for in the Eponymousco Articles.

8.3 The terms of the subscription, as set out in the Eponymousco Articles, require that the C Share nominal value (£0.01 per share) must be paid up in full upon issue. Eponymousco is then permitted to make a further cash call for the balance of the Subscription Price in the event only that a compulsory sale of the C Shares is triggered as provided for in accordance with the Eponymousco Articles. A call cannot be made in any other circumstances and the C Shareholders have no rights to any final distribution of surplus capital in the event of the winding-up of Eponymousco (other than a return of nominal value).

8.4 The Eponymousco Articles set out the circumstances where participants must offer C Shares for sale to the Company ("Sale"). The Board is obliged to compulsorily acquire all C Shares on the earlier of 1 June 2005 or a sale of Eponymousco. The purchase price payable for each C Share is determined by the Eponymousco Board in accordance with the Eponymousco Articles, which specify that the consideration for each C Share will be one Ordinary Share in the Company. The

C Shares will be purchased on terms that 100 per cent. of the C Shares held by the relevant shareholder will be so acquired and that the C Shares are at that time fully paid up as to nominal value and in respect of any call made in respect of a Subscription Price balancing call payment. The C Shares purchase consideration will be adjusted to take into account the effect of any bonus issue, rights issue, consolidation or subdivision.

8.5 Eponymousco is indemnified by each participant in relation to any tax liabilities (including employee national insurance contributions but not employer national insurance contributions) which may arise by reason of the acquisition, holding or disposal of C Shares.

8.6 Upon a holder of C Shares ceasing to be employed by any member of the Group, the C Shares held by that person will convert into deferred shares in Eponymousco (the "Deferred Shares"). Those Deferred Shares will have an aggregate value (the "Deferred Share Value") equal to the aggregate amounts paid-up for the C Shares being converted.

8.7 Upon the earlier of the Sale or 1 June 2005, the Eponymousco Board will make a call on the holders of C Shares in respect of any Subscription Price moneys unpaid on the C Shares held by them. Each holder of C Shares shall (subject to receiving not less than 14 clear days' notice specifying when and where payment is to be made) be liable to pay the amount of the call so made on him as required by the notice. Any C Shares which are not fully paid up at the expiry of the notice period will thereupon be converted and reclassified on a one for one basis into Deferred Shares.

8.8 The conversion of any C Shares into Deferred Shares confers an irrevocable authority on Eponymousco to purchase the Deferred Shares, for a price equal to the amount paid up on the C Shares immediately prior to conversion, without obtaining sanction of the relevant holder of the Deferred Shares. The purchase of any Deferred Shares shall occur on the date seven days following the date of conversion of the relevant C Shares into the relevant Deferred Shares.

8.9 The following Directors, and (in aggregate) others, have subscribed for and been allotted and issued with the number of C Shares specified against their names:

Directors	*No. of C Shares*
Pavel Maslovsky	1,379,684
Philip Leatham	830,000
Peter Hambro	349,684
Others	200,000

9 Material Contracts

9.1 Save as disclosed herein and as set out in paragraph 9 of Part V of the Initial AIM Admission Document, no member of the Group has entered into any contract not being a contract entered into in the ordinary course of business in the past two years, which is or may be material:

9.1.1 December Acquisition Agreement

Under an agreement dated 2 December 2002 (the "Agreement") between the Company, Viscaria Investments Limited and Macaria Investments Limited, the Company acquired 20,354,444,448 JSCP Shares in consideration for the issue of 11,144,593 Ordinary Shares in the Company (the "Consideration Shares"). The Agreement was conditional on the completion of a sale and purchase agreement (which itself was conditional on completion of transfer formalities and registration of title to JSCP Shares in Viscaria Investments Limited) and on the resolution set out in the December Circular being passed. The resolution was passed on 19 December 2002 and the Consideration Shares have been issued and admitted to trading on AIM.

9.1.2 Possible Nikoil Guarantee

On 24 July 2002, JSCP appointed OAO IBG Nikoil to arrange a bond issue in Russia for JSCP. If the issue proceeds it is expected to be a Russian category A-1 issue and the bonds are expected to be traded on the Moscow Interbank Currency Exchange. The Company has agreed to guarantee JSCP's payment obligations with regards the principal and interest on the bonds if issued. If the bonds are issued, it is envisaged that the proceeds of the issue of the bonds will be applied towards funding and exploration work on various deposits being developed by the Group.

9.1.3 Tokur Heads of Agreement

On 7 March 2003 the Company entered into non-binding heads of agreement with Far Eastern Mining in relation to the proposed acquisition by the Group of a 100 per cent. interest in Tokur Rudnik, a Russian company, which is at the same time the owner of *(inter alia)* the gold exploration and extraction licence in respect of the Tokur Deposit situated in the Selimdjinsky district of the Amur Region of Russia.

The Acquisition will be conditional upon, *inter alia*:

(a) agreement being reached as to the terms of the definitive acquisition documentation and the holding structure for Tokur Rudnik;

(b) completion of the Placing and Open Offer, including receipt by the Company of the net proceeds thereof;

(c) completion by the Company of its due diligence in relation to Tokur Rudnik;

(d) the receipt of the consent of the Anti-Monopoly Ministry of the Russian Federation and compliance with all other Russian regulatory consents and corporate formalities;

(e) approval by the boards of the Company and FEM of the Acquisition and compliance with any AIM formalities; and

(f) approval by all applicable regulatory bodies including, without limitation, the London Stock Exchange.

The consideration for the acquisition, payment of which will be conditional, is expected to be up to US$30 million, to be satisfied by the payment of up to US$6 million in cash and the issue of new shares of the Company for the balance at a deemed price of £2 per share. However the Company would have the right to elect to pay up to a maximum of US$30 million in cash in place of the share element of the consideration if the share price is then trading above £2.50 per share. These provisions may be amended as part of the negotiations on the documentation.

9.1.4 Magadan Heads of Agreement

On 7 February 2003 the Company signed non-binding heads of agreement with Susumanzoloto and Shkolnoe in relation to the proposed establishment of a joint venture company ("JVC") with the principal aim to operate and acquire certain gold mining assets in the Russian Federation.

Under the terms of the Magadan Heads, Susumanzoloto and Shkolnoe intend to contribute to the JVC controlling stakes in Berelekh and Nel'kobazoloto respectively in consideration for a 50 per cent. interest in the JVC. It is also intended that the proposed JVC will participate in a bid for the 38 per cent. interest in OJSC Matrosov Mine which is currently owned and operated by the Russian State.

It is intended that the Company's contribution to the proposed joint venture will, subject to the receipt of a satisfactory independent valuation of these mining companies, comprise cash. The amount of the cash contribution will be determined by reference to the value of

the controlling stakes in Berelekh and Nel'kobazoloto which are currently being valued by Micon.

9.1.5 Placing and Open Offer Agreement

The Placing and Open Offer Agreement is dated 11 March 2003 and is between (1) the Company, (2) certain Directors, (3) certain Selling Shareholders and (4) Canaccord. Under the Placing and Open Offer Agreement, Canaccord has undertaken as agent for the Company to:

(a) invite Qualifying Shareholders to subscribe for New Shares pursuant to the Open Offer;

(b) use it reasonable endeavours to procure subscribers for the New Shares in respect of which Irrevocable Undertakings have been received and for the remainder of the New Shares (to the extent that they are not the subject of valid applications by Qualifying Shareholders under the terms of the Open Offer), in each case, at the Issue Price; and

(c) use its reasonable endeavours to procure purchasers for the Sale Shares to be sold by certain Selling Shareholders at the Issue Price.

Under the Placing and Open Offer Agreement the Company has agreed to pay to Canaccord a corporate finance fee of £200,000 and a commission of 4 per cent. of the value of the New Shares at the Issue Price.

The Placing and Open Offer Agreement contains warranties and an indemnity given by the Company to Canaccord, which shall remain in full force and effect notwithstanding the completion of the Placing and Admission.

Canaccord is entitled to terminate its obligations under the Placing and Open Offer Agreement in certain specified circumstances prior to First Admission and to terminate its obligations in respect of the placing of the remainder of the New Shares not subject to Irrevocable Undertakings in certain circumstances prior to Second Admission.

Under the Placing and Open Offer Agreement and a placing agreement between one of the Selling Shareholders and Canaccord ("Placing Agreement"), Canaccord has undertaken as agent for certain of the Selling Shareholders to use its reasonable endeavours to procure purchasers for the Sale Shares. The Selling Shareholders have agreed to pay commission of 0.5 per cent. of the value of the Sale Shares at the Issue Price and are liable to pay any stamp duty on the transfer of the Sale Shares. The Placing and Open Offer Agreement and the Placing Agreement contain certain warranties by the Selling Shareholders in favour of Canaccord. The Placing Agreement is conditional on the Placing and Open Offer Agreement in relation to the placing of the New Shares in respect of which Irrevocable Undertakings have been received and the placing of the Sale Shares to be sold by certain Selling Shareholders under the Placing and Open Offer Agreement, becoming unconditional and not being terminated.

10 Litigation

No member of the Group has engaged in, nor is currently engaged in, any legal or arbitration proceedings which have had or may have a significant effect on the financial position of the Company and, so far as the Directors are aware, there are no such proceedings pending or threatened by or against the Company or any member of the Group.

11 Working Capital

In the opinion of the Directors, having made due and careful enquiry, and taking into account the net proceeds of the issue of the New Shares, the working capital available to the Company and its

Subsidiaries will be sufficient for its present requirements, that is for at least 12 months from the date of Second Admission.

12 United Kingdom Taxation

The following paragraphs are a general statement about the tax position of shareholders who are resident or ordinarily resident in the United Kingdom in relation to the payment of dividends, stamp duty and stamp duty reserve tax. The statements below do not constitute advice to any shareholder on his or her personal tax position, and may not apply to certain classes of investor (such as persons carrying on a share dealing trade in the United Kingdom or United Kingdom insurance companies). **Any investors who are in doubt as to their tax position should consult their professional adviser.**

Taxation of Dividends

Under current United Kingdom tax legislation no taxation is withheld at source from dividend payments made by the Company to its shareholders. Individual shareholders resident in the United Kingdom for tax purposes will be entitled to a tax credit in respect of dividends paid by the Company at the rate of one ninth of the cash dividend or 10 per cent. of the aggregate of the cash dividend and the associated tax credit. Such shareholders will be liable to income tax (if at all) on the aggregate of the dividend and the associated tax credit at, in the case of starting and basic rate taxpayers, the Schedule F ordinary rate (10 per cent. in 2002-2003) or, in the case of higher rate taxpayers, the Schedule F upper rate (32.5 per cent. in 2002-2003). The tax credit will be offset against their total income tax liability. Therefore, taxpayers who, after taking into account dividend income, are liable to United Kingdom income tax at only the starting or basic rate, will have no further liability to income tax.

Subject to certain transitional relief for charities and ISAs however, United Kingdom shareholders will generally not be able to reclaim tax credits in respect of dividends.

United Kingdom resident corporate shareholders will generally not be subject to corporation tax in respect of dividends received from the Company.

Shareholders resident outside the United Kingdom or subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser concerning their liabilities to tax on dividends received.

Taxation of Chargeable Gains

A disposal of Shares by a shareholder resident or ordinarily resident for tax purposes in the United Kingdom or a shareholder who carried on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemptions, allowances or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains. Special rules apply to disposals by individuals at a time when they are temporarily not resident or ordinarily resident in the United Kingdom.

Stamp Duty and Stamp Duty Reserve Tax

The Directors have been advised in relation to stamp duty and stamp duty reserve tax ("SDRT") that except in relation to depository and clearance services (to which special rules apply) no United Kingdom stamp duty will arise on the issue by the Company of the Shares. Transfers of Shares will be liable to *ad valorem* stamp duty normally at the rate of 0.5 per cent. of the actual consideration paid, rounded up to the nearest multiple of £5. A charge to SDRT, normally at the rate of 0.5 per cent. of the consideration, arises, in the case of an unconditional agreement to transfer shares, on the date of the agreement and, in the case of a conditional agreement, on the date the agreement becomes unconditional. However, where an instrument of transfer is executed and duly stamped before the

expiry of a period of six years beginning with the date of that agreement (or the date on which the agreement becomes unconditional, as the case may be), the SDRT charge is cancelled to the extent that the SDRT has not been paid and, if any of the SDRT has been paid, a claim may be made for its repayment.

The above paragraphs are a general guide only to the tax regime in the United Kingdom and are not exhaustive. If you are in any doubt as to your taxation position you should consult an appropriate professional adviser without delay.

13 Consents

13.1 Canaccord has given and has not withdrawn its written consent to the inclusion in this document of references to it in the form and context in which they are included.

13.2 Dalgeophysica has given and has not withdrawn its written consent to the issue of this document with their name included in it and the references to them in the form and context in which they appear and have authorised the inclusion of their report set out in Part V of this document for the purposes of paragraph 13(1)(g) of the POS Regulations.

13.3 Micon has given and has not withdrawn its written consent to the inclusion in this document of references to them in the form and context in which they are included.

14 General

14.1 The minimum amount which, in the opinion of the Directors, must be raised under the Placing and Open Offer to provide the sums required in respect of the matters specified in Schedule 1 of the POS Regulations is approximately £16.8 million, divided as follows:

		£m
(i)	the purchase price of any property	-
(ii)	preliminary expenses of the Placing and Open Offer, approximately	1.1
(iii)	repayment of money borrowed in respect of (i) and (ii)	-
(iv)	working capital, approximately	15.7

14.2 The total costs, charges and expenses ("Costs") payable by the Company in connection with or incidental to the Placing and Open Offer including registration and London Stock Exchange, printing, advertising and distribution costs, legal and accounting fees and expenses are estimated to amount to approximately £1.1 million including, pursuant to paragraph 21(a) to Schedule 1 of the POS Regulations, commissions due to Canaccord for procuring placees of £671,784 (exclusive of VAT) and are payable by the Company.

14.3 The period within which placing participants may be accepted pursuant to the Placing and arrangements for the payment and holding of subscription monies are set out in the Placing and Open Offer Agreement and in the placing letters sent to prospective Placees (the "Placing letters").

14.4 No persons (excluding professional advisers otherwise disclosed in this document and the Initial AIM Admission Document and trade suppliers) have received, directly or indirectly, from the Company within the 12 months preceding this document nor have they entered into contractual arrangements to receive, directly or indirectly, from the Company on or after Admission, fees totalling £10,000 or more, or securities in the Company with a value of £10,000 or more calculated by reference to the Issue Price, or any other benefit with a value of £10,000 or more at the date of Admission, save for:

The company has engaged the services of two consultants to facilitate the growth and development of JSCP. Mr Valery Pak received $57,000 during the year to 31 December 2002, for services performed in connection with the Group's gold deposit acquisition programme. This engagement ended on 31 July 2002. Mrs Tatiana Opalovskaya received $104,500 during the year

to 31 December 2002 (under the terms of a consultancy agreement, which continues in 2003, whereby she receives $9,500 per month) for services provided in connection with the sales and marketing of pigment products from the proposed Olekma TiO2 plant.

14.5 Save as set out in this document, there has been no material change in the financial or trading position of the Group since publication of the Initial AIM Admission Document.

14.6 The Directors have applied for the New Shares to be issued following the First and Second Admission to be admitted to CREST with effect from the dates of the First Admission and the Second Admission respectively. Accordingly, it is expected that the relevant New Shares will be enabled for settlement in CREST following First Admission and Second Admission, as appropriate.

15 Documents Available for Inspection

Copies of the following documents will be available for inspection at the office of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN and at the Company's registered office during usual business hours for a period of 14 days following Admission:

(a) the Memorandum and Articles of Association of the Company;

(b) the December Circular;

(c) the Initial AIM Admission Document;

(d) the material contracts referred to in the Initial AIM Admission Document and paragraph 9 of this Part VII;

(e) the Directors' service contracts and non-executive directors' appointment letters referred to in paragraph 6 of Part V of the Initial AIM Admission Document and paragraph 6 of this Part VII;

(f) the letters of consent referred to in paragraph 13 of this Part VII;

(g) the Irrevocable Undertakings; and

(h) this document.

Copies of this document will be available for collection only, free of charge, from the offices of Canaccord at Brook House, 27 Upper Brook Street, London W1K 7QF and of the Company at 7 Eccleston Street, Belgravia, London SW1W 9LX during normal office hours on any weekday (Saturdays and public holidays excepted) for a period of not less than one month from the date of Second Admission.

24 March 2003


Russia
Arctic Ocean
Barents Sea
HAMBRO MINING PLC
Notes for the Annual General Meeting
12th JUNE 2003
Sea of Okhotsk
Kazakhstan
Mongolia
China
Uzbekistan
Turkmenistan
Afghanistan
Beijing



CUSTOMARY DISCLAIMER

- Some statements contained in this presentation or in documents referred to in it are or may be forward looking statements. Actual results may differ from those expressed in such statements, depending on a variety of factors. Past performance of the Company or its shares cannot be relied on as a guide to future performance.
- Your use of this presentation and extracts from it shall be governed in accordance with the laws of England and Wales. The English courts shall have exclusive jurisdiction over any dispute arising out of your use of this presentation. Any invalidity of any of the above provisions shall not affect the effectiveness of the remaining provisions.



Corporate Structure Plan

PETER HAMBRO MINING
100%
97.7%
50/50%
Tokur
Pokrovskiy Rudnik
100%
100%
Pioneer Deposit
Pokrovskoye Mine
51%
76%
89%
Tokur Mine
Olekma Deposit
"…… *Italic*" indicates "Proposed"

SHAREHOLDER DISTRIBUTION


Vendor Placement 12th June 2003 9%
Pavel Maslovsky (et al.) 36%
Free Float at 11th June 2003 26%
35% Free Float
c.US$105m
Landsdowne Partners Ltd. Ptnr. 5%
Capital Res.&Mgm. Co. 5%
Merrill Lynch IM 7%
Peter Hambro (et al.) 12%

Sources: Capita IRG, Company Notifications – some numbers are the result of historical announcements



HIGHLIGHTS OF 2002: RELATIVE PRICE PERFORMANCE

PETER HAMBRO MINING SHARE PRICE PERFORMANCE

(last 12 months)

pence
300
250
200
150
100
50
0
Jun 2002
Jul 2002
Aug 2002
Sep 2002
Oct 2002
Nov 2002
Dec 2002
Jan 2003
Feb 2003
Mar 2003
Apr 2003
May 2003
Jun 2003
POG
FTSE 350 Mining (Rebased)

Source: Datastream



INTRODUCTION: Peter Hambro Mining plc

- **London-based gold producer and explorer**
- **Focused on mining in Russia**
- **Current market capitalisation *c.*US$250 million**
- **Principal assets**
  - Gold
    - Pokrovskiy,
    - Pioneer
    - Tokur
  - Titanium
    - Okekma project at pre-feasibility study
- **Shares listed on AIM**
- **Deals in the pipeline**
  - Joint venture in Magadan





POKROVSKIY DEPOSIT

- **Licence acquired by open tender by Pokrovskiy Rudnik (97.7% PETER HAMBRO MINING)**
- **Fully funded, operating gold mine**
- **Excellent infrastructure:**
  - Electricity supply,
  - Roads and 12 km from the Trans Siberian Railway
  - Heating plant,
  - Laboratories
  - Accommodation, canteen and offices.
  - Full mining fleet
- **Approximately 1,000 staff and construction workers,**
  - working 15 days on and 15 days off
  - twelve-hour shifts.
  - Minimal sub-contracting. PR does everything in-house (Building, baking construction, carpentry and so forth)





2002 OPERATION REVIEW : Pokrovskiy Deposit

- 1.4 m tonnes of ore mined at grade of 4.1 g/t mined
- 70 k ounces of gold produced
- 1 million tonne per annum resin-in-pulp plant constructed and commissioned
- Other Construction
  - **service facilities on site to increase self-sufficiency**
  - **key road and electricity line to Pioneer started**
  - **two megabyte fibre optic line to Pokrovskiy Rudnik, facilitating transmission of data worldwide, completed**



2002:EXPLORATION
Pioneer Deposit

- 100 % owned by JSC "Pokrovskiy Rudnik"
- *c*.40 km to the northeast of the Pokrovskiy mine site
- Drilling, trenching and sampling has been done by Pokrovskiy Rudnik and Dalgeophysica, the State geological consultancy company
- Dalgeophysica and the Group's Chief Geologist's revised estimate 9.4 million ounces of category C and P reserves and resources







2002 EXPLORATION
Pioneer Plan



"Apophysis 1"
KEY
Ore bodies explored in 2001-2002
Trenches excavated in 2001-2002
Deep holes
drilled in 2001-2002
drilled in previous programmes
Forecast ore zones:
on geological and geophysical data
on geochemical data
р.з.Западная
р.з.Центральная
Южная
Бахмут
р.з.Сосновая
р.з.Андреевская
Composed by N. Vlasov
Drawing N 3
Plan of prospective gold mineralisation in Pioneer ore field
Scale 1: 25000



2002 EXPLORATION REVIEW : Apophysis 1 at Pioneer

- Part of the increase in the C2 comes from the discovery of a high-grade 120m oreshoot (known as “Apophysis No.1”) of the Bakhmut part of the deposit.
- Calculation of resources based around 50m blocks and to a maximum depth of 282m
- **Suggests C2 category reserves of 635,000 ounces at 14g/t**

	Grade (g/t)	Thickness (m)
Hole c-69	17.5	35
Hole c-203	15.3	11.2
Hole c-204	9.6	15.9
Hole c-47	7.4	5.9



2002 OPERATION REVIEW: Resin in Pulp Plant

- **Indoor resin-in-pulp plant commissioned July 2002**
  - production started on 7 September 2002
- **Resin technology**
  - most commonly used gold recovery process in Russia
- **Capacity of 1 m tonnes per annum**
  - crushing and grinding of ore, cyanidation
  - resin-in-pulp absorption, desorbtion, and electro-winning to produce dore bullion.
  - Recycling/regeneration of resin
  - INCO process removes cyanide from tails before being pumped to the tailings dam.
- **All-year-round gold production**
- **Significantly increased recoveries**
  - from 55% to more than 90%





NEW PLANT: Teething Problems

- **End September 2002 liners of SAG mills were found to be worn out**
  - 'Useful life' 1.0 months versus expected 4 to 5 months
  - 42 days production lost
- **Engineering geometry now improved**
- **New liners commissioned from Russian suppliers**
- **'Useful life' now 2.5 months and change time reduced to *c*.48 hours**

MILL NOW OPERATING FULLY



2003: Plant developments at Pokrovskiy

- **New thickener designed and at final stage of construction**
  - Second thickener will
    - Be commissioned in August 2003
    - stabilise production
    - Increase pulp density
    - Conserve water stocks
- **Primary crushing circuit installed**
  - To be activated mid July 2003
  - Decreases costs by reducing oversize
  - Decreases idle time and thus increases productivity and maintain in winter production levels
- **Central control system**
  - Now operational, more accurately controlling water and electricity consumption.
- **Productivity increase**
  - These improvements should increase production by 15 to 20%



2003: GROWTH
Tokur Rudnik

- **Tokur acquisition completed 12th June 2003**
- **Mine**
  - Operational since 1939
  - Concentrated on high grade quartz veins
  - 157 Kms of underground workings
- **Potential**
  - Mineralised zone 16 Kms in length
  - Resource estimate of 8.1 million ounces based only on central section (1/3)
- **Price paid**
  - US$ 6 million in cash
  - 6 million vendor shares. These placed at £2.50
  - US$ 8 million warranty retention for 12 months and 1.5 million shares as additional consideration subject to testing after 2 years



Ore from Tokur



2002 NON-ORGANIC GROWTH
Susuman Joint Venture Agreement

- Susumanzoloto, the No2 gold producer in Magadan, will contribute assets at valuation
- PETER HAMBRO MINING will contribute matching cash
- Purpose is to expand PETER HAMBRO MINING activities in the biggest gold producing region of Russia
- JV is a vehicle for entering an auction for Matrosov mine in Magadan in 2003
- JV Completion expected July 2003



Susuman gold dredge



2003: TITANIUM

- **51% interest in Olekminsky Rudnik which owns the Kuranakh deposit, 600 kms from Pokrovskiy by rail**
- **Strategic plan of development:**
  - Ferrostaal GMBH and VnipiProm-Technologie to produce Feasibility Study
    - Mining and dry magnetic concentration on site
    - TiO_2 pigment production (50-70,000 tonnes per year) from new plant at Pokrovskiy
  - Acquiring technology from Western pigment producers
- **Marketing possibilities under investigation by the Group**
  - Moscow, Chemalt (100%), has started trading pigment in order to test market possibilities
- **Long Term Plan**
  - hive off this non-gold assets to separate company owned by PHM shareholders





OBJECTIVES FOR 2003

EXPLORATION AND DRILL PROGRAMME FOR 2003

- **Concentrate on developing and proving up reserves and resources at Pokrovskiy and Pioneer**
  - 17,000 metres of drilling and 129,000 cubic metres of trenching at Pioneer
  - 3,000 metres of drilling and 2,000 cubic metres of trenching at Pokrovskiy
  - Expansion of Pokrovskiy laboratory to a capacity of 3,000 assays per month handling Pioneer and Pokrovskiy samples
  - Metallurgical recovery analysis of Pioneer ore
  - Finalisation of computer block-models of deposits

OBJECTIVES FOR 2003

- **Focus On Cash Flow and Earnings Growth**
- **Optimise Operations**
- **Reduce costs**
- **Consolidate PETER HAMBRO MINING'S position as a leading Russian gold producer through:**
  - Delivery of increasing production from Pokrovskiy
  - Bringing Pioneer deposit into production
  - Organic growth and consolidation of projects in Amur Region
  - Create value from M&A activity in other gold producing regions



Key strengths of our company

e believe we are/have:

Substantial and robust company

With a structured growth strategy

Still underrated relative to peer companies

With good opportunities to unlock value

In production:

- Ounces in 2002 - 70,000 oz
- Forecast ounces in 2003 - 120,000 oz

Profitable:

- Profit in 2001 (US$'000) - 4,403
- Profit in 2002 (US$'000) - 5,104

World class quantity of reserves and resources

- Group total Category C + Category P gives more than 20 million ounces

Benefiting from a share register in which Russian and international interests 100% are aligned

Operations are all Russian

- No expatriate involvement
- Russian equipment
- Russian debt finance
- Balance of western expertise and technology with a high proportion of local input







PETER HAMBRO MINING PLC

- **London Office**
  - contact@peterhambro.com
  - Tel: +44 (0) 20 7393 0102
  - Fax: +44 (0) 20 7393 0103
  - 7 Eccleston St.,
    London
    SW1W 9LX
- **Moscow Office**
  - pokrmine@mtu-net.ru
  - Tel: +7 095 775 1821
  - Fax: +7 095 775 1825
  - JSC POKROVSKIY RUDNIK
    Staraya Basmannaya Street, 7
    Building 2
    Moscow, 103064
    Russia

Please contact us should you require further information

PETER HAMBRO MINING PLC – Exemption No. 082 34734
– All public filings in 2003 to 1st July in reverse date order

REG-Peter Hambro Mining (POG.L) Acquisition.

206 words

20 June 2003

12:54 pm

Regulatory News Service

English

RNS Number:5833M **Peter Hambro Mining** PLC 20 June 2003

20 June 2003

PETER HAMBRO MINING PLC

Completion of Acquisition of Tokur Rudnik and Vendor Placing

Further to the announcement on 12 June 2003, **Peter Hambro Mining** PLC announces that the acquisition of the Tokur Deposit mining licence was completed yesterday and that 6,000,000 new Ordinary Shares of 1p each (the "New Shares") in the capital of the Company have been allotted and issued and admitted to trading on AIM.

Following the allotment of the New Shares, the total issued share capital of the Company now comprises 63,998,594 Ordinary Shares. As a result, the percentage of the enlarged issued share capital represented by the shareholdings (which remain unchanged) of Peter Hambro and persons associated with him and of Pavel Maslovsky and persons associated with him have been reduced to 11.78 per cent. and 35.70 per cent. respectively.

Enquiries:

Peter Hambro	**Peter Hambro Mining** PLC +44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial +44 20 7606 1244/+44 7711 70 91 70

END ACQFMMTTMMITBLJ.

Document rns0000020030620dz6k009kj

REG-AIM AIM Notice (221).

164 words
19 June 2003
08:05 am
Regulatory News Service
English

RNS Number:5051M AIM 19 June 2003

NOTICE

(221)

19/06/2003 8:00am

The London Stock Exchange admits the following securities to trading on AIM:

GMA RESOURCES PLC

```
                  350,000 Ordinary Shares of 1p each  fully                (3-
287-587)(GB0032875873)
                          paid
```

INTELLIPLUS GROUP PLC

```
                7,500,000 Ordinary Shares of 1p each fully                 (0-
167-079)(GB0001670792)
                          paid
```

MAYBORN GROUP PLC
After allotment

```
                    605,000 Ordinary Shares of 5p each fully                      (0-
574-174)(GB0005741748)
                            paid
```

PETER HAMBRO MINING PLC

```
                  6,000,000 Ordinary Shares of 1p each fully                      (3-
154-454)(GB0031544546)
                            paid
```

WESTSIDE ACQUISITIONS PLC

```
                    133,851 Ordinary Shares of 1p each fully                      (0-
937-089)(GB0009370890)
                            paid
                     34,754 Warrants to Subscribe for Ordinary                    (3-
278-633)(GB0032786336)
                            Shares (2005)
```

If you have any queries or require further information, please contact

Securities Management on 020 7797 4238.

AIMNOT221

END

AMOEAXKPFDDDEFE.

Document rns0000020030619dz6j0025u

REG-Peter Hambro Mining (POG.L) Holding(s) in Company.

144 words

17 June 2003

04:25 pm

Regulatory News Service

English

RNS Number:4444M Peter Hambro Mining PLC 17 June 2003

For Immediate Release

17 June 2003

PETER HAMBRO MINING PLC

HOLDINGS IN COMPANY

The Company was notified on 12 June 2003 by Landsdowne Partners Limited Partnership that following notification it now holds 3,927,642 ordinary shares in the company, representing 6.14 per.cent of the total issued ordinary share capital.

The Company was notified on 13 June 2003 by Zurich Financial Services that following notification it holds 1,974,857 ordinary shares in the company, representing 3,09 per.cent of the total issued ordinary share capital.

-Ends-

Enquiries:

Peter Hambro 020 7393 0102

Peter Hambro Mining PLC

Nicola Davidson 020 7606 1244

Merlin Financial

END HOLFRMFTMMTBBBJ.

Document rns0000020030617dz6h00gzm

REG-Peter Hambro Mining (POG.L) Director's Dealings.

115 words
16 June 2003
10:46 am
Regulatory News Service
English

RNS Number:3580M **Peter Hambro Mining** PLC 16 June 2003

16th June 2003

Peter Hambro Mining PLC

Directors' Dealings

Peter D. Hill-Wood, who was appointed a director of **Peter Hambro Mining** PLC immediately following the company's Annual General Meeting on Thursday 12th June 2003, bought a further 8,000 shares in the company at 284 pence on 13th June 2003, bringing the total of his holding to 20,000 shares.

-Ends-

Enquiries:

Peter Hambro 020 7393 0102

Peter Hambro Mining

Nicola Davidson 020 7606 1244

Merlin Financial

This information is provided by RNS
The company news service from the London Stock Exchange

END MSCGUUPCQUPWGUQ.

Document rns0000020030616dz6g005va

REG-Peter Hambro Mining (POG.L) AGM Statement.

514 words
12 June 2003
01:12 pm
Regulatory News Service
English

RNS Number:2577M Peter Hambro Mining PLC 12 June 2003

12 June 2003

PETER HAMBRO MINING PLC

RESULTS OF AGM

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Results of AGM

Peter Hambro Mining plc is pleased to announce that at the annual general meeting of the Company held this morning, the resolutions proposed in the notice of meeting to shareholders dated 20 May 2003 were duly passed.

Appointment of Non-executive Director

Peter Hambro Mining PLC further announces that following today's AGM, Peter Hill-Wood was appointed by the Board as a non-executive Director of the Company with effect from today. Mr Hill-Wood, aged 67, is an advisor to Top Technology Ventures Ltd. in Russia and is Chairman of Arsenal Football Club PLC. He was formerly a Vice Chairman of Hambros Bank and Chairman of its Investment Division. Further statutory information relating to Peter Hill-Wood is set out below.

Peter Hambro, Chairman of Peter Hambro Mining, commented: "It is excellent news that we have managed to persuade this doyen of the City investment community to join us."

Enquiries:

Alya Samokhvalova | **Peter Hambro Mining** PLC
+44 20 7393 0102

David Simonson/Nicola Davidson | Merlin Financial
+44 20 7606 1244 / +44 7711 70 91 70

The following information is provided in accordance with paragraph 15 and Schedule 2(f) of the AIM Rules:

Peter Hill-Wood:

(a) holds and has held within the past five years the following directorships:.

Current directorships:

Arsenal Football Club
Arsenal Holdings PLC
Ludgrove School Trust Ltd.
HATT III General Partner Ltd.
Top Technology Ventures Ltd.

Past directorships:

AJILON Group Limited
Corney and Barrow Group PLC
Council Member of the Royal National Pension Fund for Nurses
Quest Securities Ltd.
RNPFN Pensions Management Ltd.
The River Plate & General Investment Trust PC

(b) has no unspent convictions in relation to indictable offences;

(c) has not had any bankruptcy order made against him or entered into any individual voluntary arrangement;

(d) has not been a director of a company which has been placed into

receivership, compulsory liquidation, creditors' voluntary liquidation, administration or which has entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors, at the time of or within twelve months preceding such events;

(e) has not been a partner of any partnership which has been put into compulsory

liquidation, administration or entered into partnership voluntary arrangements, at the time of or within twelve months preceding such events;

(f) has not had a receivership of any asset or of a partnership where he was a

partner at the time of or within twelve months preceding such event; or

(g) has not been publicly criticised by statutory or regulatory authorities

(including recognised professional bodies) or ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

END AGMNKBKKNBKDOAD.

REG-Peter Hambro Mining (POG.L) Acquisition.

503 words
12 June 2003
07:30 am
Regulatory News Service
English

RNS Number:2345M **Peter Hambro Mining** PLC 12 June 2003

12 June 2003
Peter Hambro Mining SIGNS Tokur acquisition

and

vendor PLACING OF 6 million shares

The Board of **Peter Hambro Mining** plc announces that it has today entered into a conditional agreement with Reagrove Services Limited ("the Vendor") for the acquisition of the Tokur Deposit mining licence (the "Licence") on terms substantially the same as those set out in the Heads of Agreement dated 7 March 2003 and disclosed in the circular to shareholders dated 24 March 2003.

The consideration for the acquisition is a payment of US$6 million in cash and the issue of 6,000,000 Shares (with a deemed aggregate value of US$24,000,000), which are being placed by Canaccord Capital (Europe) Ltd. Under the acquisition agreement the Vendor has additionally agreed to deposit part of the consideration with the Company for 12 months as surety for any claim against the Vendor. Subject to drilling on the Tokur Deposit

satisfying a pre-agreed test within the 12 month period from thedate of Admission and to there being no claims against the Vendor, the Company will repay this deposit to the Vendor.

On the second anniversary of the date of Admission (or earlier at the sole discretion of the Company and subject to satisfaction of the pre agreed test and only if the relevant evaluation has been completed), the Company will issue an additional 1,500,000 Shares to the Vendor provided that it is established that the Tokur deposit contains at least 60 tonnes of gold in category C2 reserves available for open pit exploitation under the Tokur Licence.

Commenting on the announcement, Peter Hambro, Executive Chairman said:

"For some time now there has been a move to consolidate the gold mining business in Russia and our acquisition of the Tokur deposit is part of this process. Tokur is an important gold mining asset in the Amur Region, where our subsidiary Pokrovskiy Rudnik is a major producer, and the acquisition fits with our limited programme of non-organic growth.

I hope that the placing of the vendor shares with institutional investors will further increase liquidity in the Company's shares and am pleased to see new institutions joining our share register."

Notes to Editors:

The Tokur Deposit is located in the Amur Region (far East Russia) some 450 kms from the Pokrovskiy mine and is served by road and rail connections. Independent resource estimates for the deposit indicate reserves and resources 8.1 million ounces. On this basis, completion of the acquisition takes the Group's estimated total Category P and C resources and reserves for the Group to approximately 19 million ounces.

Enquiries:

Peter Hambro	**Peter Hambro Mining** PLC +44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial +44 20 7606 1244/+44 7711 70 91 70

END ACQFTMRTMMMBMRJ.

Document rns0000020030612dz6c0013j

REG-Peter Hambro Mining (POG.L) Annual Report and Accounts.

444 words
20 May 2003
03:15 pm
Regulatory News Service
English

RNS Number:3345L **Peter Hambro Mining** PLC 20 May 2003

PETER HAMBRO MINING PLC

Releases Annual Report and Accounts

20 May 2003

PETER HAMBRO MINING PLC today released its Annual Report for the financial year ending 31 December 2002.

Copies of the report, together with the notice of the Annual General Meeting and the forms of proxy, are being sent to shareholders today. The Annual General Meeting will be held at 12 noon on Thursday, 12th June 2003 at the Rubens at the Palace Hotel, 39 Buckingham Palace Road, London SW1.

Highlights from the Company's 2002 Annual Report and Accounts include:

- **PETER HAMBRO MINING** PLC shares were admitted to trading on the

Alternative Investment Market of the London Stock Exchange (AIM)
in April 2002

-A new 1 million tonne per annum resin-in-pulp plant was constructed

and first gold was poured from new plant in September 2002

-Production of 70 thousand ounces at a cash cost of US$136 per ounce - Profit of 97.68% subsidiary JSC Pokrovskiy Rudnik ("JSCP") up 9% to

US$12.1 million (2001: US$11.1 million).

-Upgrade of total Pioneer reserves and resources to 9.4 million ounces,

compared with 1.5 million at the time of admission to trading on AIM.

PETER HAMBRO MINING PLC is also playing a key role in the consolidation of the Russian gold industry as demonstrated by the proposed joint venture in the Magadan Region and the proposed acquisition of the Tokur Deposit in the Amur Region.

An on-line version of the Annual Report is available on the company's website at http://www.peterhambro.com . Copies may also be requested directly from the company and are available at company's offices, 7 Eccleston Street, Belgravia, London SW1W 9LX.

Enquiries:

Alya Samokhvalova	**Peter Hambro Mining**	+44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial	+44 20 7606 1244

Notes to Editors:

PETER HAMBRO MINING PLC is a London-based mining company, whose principal asset is JSCP. JSCP operates 2 gold deposits in the Amur Region in Russia. JSCP's principal deposit is the Pokrovskiy mine, which produced 70,000 ounces of gold in 2002 and has estimated reserves and resources of 3 million ounces. Its other gold deposit, Pioneer, is currently at an advanced exploration stage, and has estimated Russian category C2 and P1 + P2 resources of 9.4 million ounces. JSCP also has a 51% stake in Olekminskiy Rudnik, a titanium deposit

also in the Amur region.

END MSCEBLFLXEBFBBF.

Document rns0000020030520dz5k00f4h

REG-Peter Hambro Mining (POG.L) Shareholder update.

121 words

15 May 2003

02:50 pm

Regulatory News Service

English

RNS Number:1533L Peter Hambro Mining PLC 15 May 2003

For immediate release

15 May 2003

Peter Hambro Mining Plc

(the "Company")

Dealings by substantial shareholder

The Company was notified on 14 May 2003 by Landsdowne Partners Limited Partnership that following the notification they hold 3,097,642 ordinary shares which represents 5.34 per cent. of the total issued ordinary share capital of the Company.

- ENDS -

Enquiries:

Alya Samokhvalova **Peter Hambro Mining** PLC

+44 20 7393 0102

David Simonson/Nicola Davidson Merlin Financial

+44 20 7606 1244/+44 7711 70 91 70

END HOLDGGMKDKVGFZM.

Document rns0000020030515dz5f00eo8

REG-AIM AIM Notice (134).

99 words
24 April 2003
08:02 am
Regulatory News Service
English

RNS Number:3111K AIM 24 April 2003

NOTICE

(134)

24/04/2003 8:00am

The London Stock Exchange admits the following securities to trading on AIM:

PETER HAMBRO MINING PLC

```
                      417,080 Ordinary Shares of 1p each fully
(3-154-454)(GB0031544546)
                              paid
```

RAMCO ENERGY PLC

```
                       27,000 Ordinary Shares of 10p each fully
(0-721-947)(GB0007219479)
                              paid
```

If you have any queries or require further information, please contact Securities Management on 020 7797 4238.

AIMNOT134

END AMOEAXLDAFADEFE.

Document rns0000020030424dz4o000me

REG-Peter Hambro Mining (POG.L) Holding(s) in Company.

278 words
23 April 2003
05:40 pm
Regulatory News Service
English

RNS Number:3104K Peter Hambro Mining PLC 23 April 2003

23 April, 2002

PETER HAMBRO MINING

1. Name of company

PETER HAMBRO MINING PLC

2. Name of shareholder having a major interest

CAPITAL RESEARCH AND MANAGEMENT COMPANY (INCLUDING SMALLCAP WORLD FUND, INC. ("SWF"))

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STATE STREET NOMINEES LIMITED

5. Number of shares / amount of stock acquired

NOT SPECIFIED

6. Percentage of issued class

NOT SPECIFIED

7. Number of shares / amount of stock disposed

NOT SPECIFIED

8. Percentage of issued class

NOT SPECIFIED

9. Class of security

ORDINARY SHARES OF 1P

10. Date of transaction

NOT SPECIFIED

11. Date company informed

22 April 2003

12. Total holding following this notification

3,128,542

13. Total percentage holding of issued class following this notification

5.39%

14. Any additional information

INCLUDES SWF HOLDING OF 2,490,000 SHARES REPRESENTING 4.29%

15. Name of contact and telephone number for queries

PHILIP LEATHAM 0207 393 0102

16. Name and signature of authorised company official responsible for making this notification

AS ABOVE

Date of notification

23 April 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLIJMRTMMMTBPJ.

Document rns0000020030423dz4n00jr7

REG-Peter Hambro Mining (POG.L) Holding(s) in Company.

219 words

23 April 2003

07:03 am

Regulatory News Service

English

RNS Number:2539K Peter Hambro Mining PLC 23 April 2003

Peter Hambro Mining Plc
(the "Company")
Exercise of Option
Change of Shareholdings

The Company announces that Canaccord Capital (Europe) Limited has exercised its option to acquire 417,080 ordinary shares of 1p each in the share capital of the Company (the "Option Shares"). The Option Shares were allotted and issued on 17 April 2003 and rank pari passu in all respects with the existing Ordinary Shares. Application has been made for the admission of the Option Shares to trading on AIM and dealings in the Option Shares are expected to commence on 24 April 2003.

Following the exercise of the option and allotment of the Option Shares, the total issued share capital of the Company comprises 57,998,594 Ordinary Shares and the percentage which Artemis Investment Management Limited's notified shareholding in Peter Hambro Mining Plc represents of the issued share capital has thereby been reduced to below 3.0 per cent.

- ENDS -

Enquiries:

Peter Hambro — **Peter Hambro Mining**
+44 20 7393 0102
David Simonson/Nicola Davidson — Merlin Financial
+44 20 7606 1244
+44 7711 70 91 70

END HOLITMPTMMITBJJ.

REG-Peter Hambro Mining (POG.L) Statement re Open Offer.

500 words
15 April 2003
03:17 pm
Regulatory News Service
English

RNS Number:0702K Peter Hambro Mining PLC 15 April 2003

PETER HAMBRO MINING PLC

(the "Company")

Results of the Open Offer

On 11 March 2003, the Company announced that Canaccord Capital (Europe) Limited ("Canaccord"), as agent for the Company, had conditionally placed a total of 9,596,919 new ordinary shares of 1p each of the Company ("New Shares") at 175p per share ("Placing Price") to raise approximately £16.8 million before expenses. As announced on 24 March 2003, 7,578,078 New Shares, in respect of which irrevocable undertakings were given by certain shareholders, were placed firm on a conditional basis and were subsequently admitted to trading on the Alternative Investment Market of the London Stock Exchange ("AIM") on 25 March 2003. The remaining 2,018,841 New Shares (the "Non Firm Shares") were conditionally placed at the Placing Price with institutional and other placees subject to clawback to satisfy valid applications by qualifying shareholders under the open offer.

The Company announces that the open offer closed on 14 April 2003 at 3:00pm. Under the open offer, valid acceptances have been received from shareholders in respect of 797,438 Non Firm Shares, representing approximately 39.5 per cent. of the Non Firm Shares. The balance of the Non Firm Shares has been taken up under the placing. Application has been made to the London Stock Exchange for the 2,018,841 Non Firm Shares to be admitted to trading on AIM. Admission is expected to take place on 17 April 2003.

As a result of the implementation of the placing and open offer, the shareholdings of Peter Hambro and persons associated with him have been reduced to 7,539,800 ordinary shares which will, following Admission, represent 13.09 per cent. of the enlarged issued share capital; the shareholdings of Pavel Maslovsky and persons associated with him have been reduced to 22,844,524 ordinary shares which will represent 39.67 per cent of the enlarged issued share capital; and Sir Rudolph Agnew's holding of 7,500 ordinary shares will represent 0.013 per cent of the enlarged issued share capital.

In addition, the following shareholders now hold interests in the Company which will, following Admission, represent 3 per cent. or more of the enlarged issued share capital:

Name	Number of Ordinary Shares held	Percentage of issued share capital
Nutraco Nominees Limited	4,887,397	8.49%
State Street Nominees Limited	2,128,542	3.70%
Landsdowne Partners Limited	2,128,542	3.70%
Littledown Nominees Limited	1,958,474	3.40%
Artemis Management	1,729,440	3.00%

Limited

Following Admission the total issued share capital of the Company will comprise 57,581,514 Ordinary Shares.

-Ends-

Enquiries:

Peter Hambro	**Peter Hambro Mining** +44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial +44 20 7606 1244

END STRNKPKDPBKDBQD.

Document rns0000020030415dz4f00ecp

REG-Peter Hambro Mining (POG.L) Holding(s) in Company.

140 words

27 March 2003

04:32 pm

Regulatory News Service

English

RNS Number:3071J Peter Hambro Mining PLC 27 March 2003

Peter Hambro Mining PLC

27 March 2003

The Company has been informed that following the placing of new shares in the company (details of which were announced by the Company on 24 March 2003), the shareholders detailed below hold the following interests in the issued share capital of the Company:

Shareholder	Number of Shares	Percentage of issued share capital
Capital Group Companies	1,887,807	3.40%
Nutraco Nominees Limited	4,573,019	8.23%
Lansdowne Partners Ltd	2,265,807	4.01%

The total issued share capital of the Company as at 27 March 2003 is 55,562,673 Ordinary Shares.

-Ends-

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLJRMFTMMTTBLJ.

Document rns0000020030327dz3r00hwk

REG-AIM AIM Notice (93).

101 words
25 March 2003
08:02 am
Regulatory News Service
English

RNS Number:1362J AIM 25 March 2003

NOTICE

(93)

25/03/2003 8:00am

The London Stock Exchange admits the following securities to trading on AIM:

PETER HAMBRO MINING PLC

```
7,578,078 Ordinary Shares of 1p each fully     (3-154-454)(GB0031544546)
          paid
```

THISTLE MINING INC.

810,072 Common Shares of No Par Value (3-191-495)(CA88431N1033)
fully paid

If you have any queries or require further information, please contact Securities Management on 020 7797 4238.

AIMNOT93

This information is provided by RNS
The company news service from the London Stock Exchange

END

AMOPUURUWUPWGMC.

Document rns0000020030325dz3p002gx

REG-Peter Hambro Mining (POG.L) Placing and Open Offer.

499 words
24 March 2003
07:28 am
Regulatory News Service
English

.

RNS Number:0846J Peter Hambro Mining PLC 24 March 2003

For immediate release: Monday 24th March 2003

Peter Hambro Mining plc

Placing and Open Offer

Peter Hambro Mining PLC ("the Company") announces that further to the announcement made on 11 March 2003 it is now proceeding to implement the Placing and Open Offer of 9,596,919 new shares of the Company ("New Shares") at a price of 175p per share. The Open Offer is being made to qualifying shareholders on the basis of one new share for every five existing shares. The Open Offer is contained in a circular which is today being posted to shareholders.

Irrevocable undertakings have been received from existing shareholders in respect of a total of 7,578,078 New Shares and these shares have been conditionally placed firm. It is expected that these Shares will be issued to the relevant placees and admitted to trading on AIM on 25 March 2003 ("First Admission"). The final time and date for acceptance of the Open Offer is 3pm on 14 April 2003 and it is expected that the remaining 2,018,841 New Shares will be issued to successful applicants under the Open Offer or to placees and will be admitted to

trading on AIM on 17 April 2003 ("Second Admission").

The placing of 2,000,000 existing shares ("the Sale Shares") previously announced will be completed at the time of First Admission.

The expected timing for the Open Offer is as follows:

```
Record Date for the Open Offer
20 March 2003
"Ex" date for the Open Offer
24 March 2003
Latest time and date for splitting Application Forms                   3pm on
10 April 2003
```

(to satisfy bona fide market claims only)

```
Latest time and date for receipt of the Application Forms and payment        3pm on
14 April 2003
```

in full under the Open Offer Date of Admission of New Shares to AIM:

```
          First Admission
25 March 2003
          Second Admission
17 April 2003
```

Date of delivery in CREST of New Shares to be held in uncertificated form:

```
          First Admission
25 March 2003
          Second Admission
17 April 2003
```

Definitive share certificates in respect of New Shares to be held in certificated form to be despatched by:

```
          First Admission
1 April 2003
          Second Admission
24 April 2003
```

Following full implementation of the Placing and Open Offer (including the sale of the Sale Shares) the holdings of Peter Hambro and his associated holdings will be 7,539,800 (representing 13.09 per cent. of the enlarged share capital) and of Pavel Maslovsky and his associated holdings will be 22,844,524 (representing 39.67 per cent. of the enlarged share capital).

Enquiries:

Peter Hambro	**Peter Hambro Mining**	+44 20 7393 0102
David Simonson / Nicola Davidson	Merlin Financial	+44 20 7606 1244

Not for distribution in or into the United States

END IOEUAVWROSROUAR.

Document rns0000020030324dz3o0012y

REG-Peter Hambro Mining (POG.L) Placing and Open Offer.

518 words
11 March 2003
08:01 am
Regulatory News Service
English

RNS Number:5496I Peter Hambro Mining PLC 11 March 2003

11 March 2003

PETER HAMBRO MINING PLC

Placing and Open Offer
to raise approximately £16.8 million

Peter Hambro Mining PLC ("the Company" or "PHM") announces that Canaccord Capital (Europe) Limited ("Canaccord"), as agent for the Company, has conditionally placed a total of 9,596,919 new ordinary shares of 1p each of the Company ("New Shares") at 175p per share ("Placing Price") to raise approximately £16.8 million before expenses. The number of New Shares is equivalent to 20 per cent. of the Company's existing issued share capital. As agent for certain existing shareholders (being two directors and their affiliated holders and another shareholder) Canaccord has also conditionally placed a total of 2,000,000 existing ordinary shares ("Sale Shares") at the Placing Price. These shareholders comprise a company associated with Peter Hambro (500,000 shares) and Pavel Maslovsky (500,000 shares), both directors of the Company, and Mr G R Durham (1,000,000 shares).

The Company also announces that it intends to effect an Open Offer in respect of all the New Shares pursuant to which shareholders in the Company (save for certain overseas holders) will be entitled to subscribe for the New Shares at the Placing Price on the basis of 1 New Share for every 5 existing Shares held.

The Placing is conditional on inter alia the Open Offer being made and on admission of the relevant shares to trading on AIM ("Admission"). Certain Shareholders (comprising three directors, Peter Hambro, Pavel Maslovsky and Sir Rudolph Agnew and, in the case of Peter Hambro and Pavel Maslovsky, their respective related interests, and Mr G R Durham) have given irrevocable undertakings in relation to the Open Offer which will enable a total of 7,578,078 New Shares to be allocated to placees on a firm basis. It is intended that Admission will be sought for these New Shares shortly following the issue of the circular and for the remaining 2,018,841 New Shares following close of the Open Offer.

The estimated net proceeds are intended to be applied in funding (as to an estimated £3.6 million) the cash element of the consideration in respect of the proposed Tokur acquisition and (as to an estimated £9 million) PHM's investment in the proposed Magadan joint venture. If either or both of these transactions do not proceed, the relevant funds will be applied, together with the balance of the proceeds, in reduction of the Group's debt and financing of additional work on its existing interests.

Shareholder Documentation

It is intended that a circular containing the Open Offer and the Application Forms will be despatched to shareholders by the end of March 2003.

Enquiries:

Peter Hambro	**Peter Hambro Mining**	+44 77 7415 3498 +44 20 7393 0102
David Simonson Nicola Davidson	Merlin Financial	+44 20 7606 1244 +44 7711 70 91 70

This information is provided by RNS
The company news service from the London Stock Exchange

END

IOEUAABROKROARR.

Document rns0000020030311dz3b00336

REG-Peter Hambro Mining (POG.L) Final Results (RIO.L).

2,262 words

10 March 2003

07:30 am

Regulatory News Service

English

RNS Number:4912I Peter Hambro Mining PLC 10 March 2003

PETER HAMBRO MINING PLC

Announces upgrading of resources at Pioneer Deposit
Signing of Confidentiality Agreements with Rio Tinto
Proposed acquisition of new 8.1 million ounce Tokur Deposit
and Preliminary Results for the year ended 31 December 2002

Peter Hambro Mining PLC ("PHM" or "the Company") today announces:

- 5.8 million ounce increase in Russian Category C & P reserves and resources at the Company's Pioneer deposit
- Signing of confidentiality agreements with Rio Tinto PLC to enable evaluation of specific properties
- Proposed acquisition of the Tokur gold deposit in the Far East of Russia with 8.1 million ounces of resources
- Preliminary Results for the year ended 31 December 2002

Pioneer Deposit

Russian Category C and P reserves and resources 9.4 million ounces

Russian Category C2 reserves 1.78 million ounces

The Company has recently received independent confirmation, from the State geological consultancy company Dalgeophysica, of the Group Chief Geologist's revised estimation of 9.4 million ounces of category C and P reserves and resources at Pioneer.

When the Group acquired Pioneer in 2000 the stated resources were approximately 1.5 million ounces in the P category. In September 2002 the Company announced that its exploration activities had increased this figure to 3.59 million (at a 0.6 gram per tonne cut-off grade) and that sufficient drilling had been done to place 1.62 million ounces in the C2 reserve category. Since September 2002 receipt of more assay results from the exploration drilling campaign have increased the reserves and resources still further. As at 25 February 2003 the Company estimates that the C2 component of the reserves and resources is now 1.78 million ounces. These exploration activities have enabled the reclassification of category P resources to C2 reserves.

C2 category reserves require no further drilling or sample analysis work for ounces to be categorised as mineable reserves. The only additional work required is economic assessment and approval thereof by the Russian mining authorities.

Table 1: Pioneer Resources (millions of ounces)

	April 2002	September 2002	February 2003
Main orebody - C2 category reserves	-	1.62	1.78
Main orebody - P1 + P2 category resources	1.5	1.97	1.84

Oreshoots - P1 + P2 category resources	-	-	5.80
Total P + C	1.5	3.59	9.42

Part of the increase in the C2 category reserves comes from the discovery of a high-grade 120m oreshoot (known as "Apophysis No.1") of the Bakhmut part of the deposit. Calculation of resources based around 50m blocks and to a maximum depth of 282m, suggests C2 category reserves of 635,000 ounces. The following table outlines 4 key intersections of the oreshoot.

Table 2: Drill Results from Bakhmut-Apophysis No.1

	Grade (g/t)	Thickness (m)
Hole c-69	17.5	35.0
Hole c-203	15.3	11.2
Hole c-204	9.6	15.9
Hole c-47	7.4	5.9

The geochemical signature extends significantly beyond the drilled area (for a further 1.02km) to an area where artisanal mining has taken place in the past. Grab samples taken in this area, which is believed to be on the same structure as Apophysis 1, have returned grades of 20-30 grams per tonne. Dalgeophysica has postulated that the structure has the potential to host possible resources of over 51 tonnes of gold at similar grades, applying a factoring of 40-70% reduction coefficient. As described in the AIM admission document, under the Group Reserves Bonus Scheme, certain executives, as scheme participants, are entitled to receive from JSCP an aggregate US$5 per ounce in respect of new C2 reserves assessed on an annual basis. These are only taken into account for the purposes of this scheme when confirmed by the Russian mining authorities. The Scheme also provides that on termination of the scheme in the event of, among other circumstances, a disposal of the Pioneer deposit, the scheme participants are entitled to an aggregate of US$1 per ounce of resources not covered by prior payments. It is not anticipated that any confirmation of C2 reserves will be received until 2004. Payments under the Scheme, at the Company's option, may be settled in the Company's shares.

Confidentiality Agreements signed with Rio Tinto

Peter Hambro Mining has, for some months, been in discussion with Rio Tinto PLC which has recently re-appraised the climate for mining investment in Russia. As a consequence of this it has agreed to share with Rio Tinto, on a confidential basis, geological and other data so as to enable it to evaluate the potential of specific properties and the way in which **Peter Hambro Mining** has operated successfully in Russia.

The agreements that the two companies have signed do not commit Rio Tinto to become involved in any way with **Peter Hambro Mining** nor do they give Rio Tinto any exclusivity to collaborate on, or acquire an interest in, any of the properties.

Peter Hambro Mining views this expression of interest by a major mining company as a positive step in the development of mining in Russia. The improvement in the broader investment climate in Russia was also recently demonstrated by BP's decision to invest c.US$6.7 billion in the country's oil & gas sector.

Proposed acquisition of the Tokur Deposit

PHM announces that it has agreed heads of terms to acquire from OJSC Far East Mining, OOO Tokur Rudnik a company which holds the licence for the Tokur deposit in the Amur region of Russia, subject inter alia to contract and to satisfactory due diligence and an independent verification exercise. Independent resource estimates for the deposit, which is located some 450kms north east of PHM's Pokrovskiy operation, indicate approximately 8.1 million ounces. Completion of this acquisition would on this basis take the Group's estimated total Category P and C resources and reserves for the Group to circa. 19 million ounces.

The Directors believe that Tokur has a developed infrastructure, including roads, electricity, housing and an airport and that there is also an experienced labour force. The Directors believe that the existence of this infrastructure greatly enhances the value of the resources.

Initial investigation by the Directors suggest that production from the plant was halted when the previous owners ran into financial difficulties but management from **Peter Hambro Mining**'s Pokrovskiy mine believe that small scale production can be resumed by mid 2003 at a cost of approximately US$500,000.

Directors also understand that there is an existing plan to develop the Tokur deposit by means of an adit which would allow the commencement of bulk mining. This plan was never fully implemented due to the lack of capital of the previous owners. If successful in the acquisition, **Peter Hambro Mining** intends to commission a feasibility study to evaluate the potential of this plan in relation to the entire mineralised zone. As part of the due diligence

process, the Company will review appropriate mining methods.

Peter Hambro Mining believes that much of the administration of the mine can be undertaken from the Group's Amur Region offices at Tygda and Blagoveshensk.

Tokur is one of the interests that are covered by the Rio Tinto confidentiality agreements.

The consideration for the acquisition, payment of which will be conditional, is expected to be up to US$30 million, to be satisfied by the payment of up to US$6 million in cash and the issue of new shares of the Company for the balance at a deemed price of £2 per share. However the Company would have the right to elect to pay up to a maximum of US$30 million in cash in place of the share element of the consideration if the share price is then trading above £2.50 per share.

Appointment of New Executive Director

The Company also announces that it has appointed G. Jay Hambro (aged 28), who has served on its Board as a Non-Executive Director since Admission, as an Executive Director with immediate effect. Jay, who has considerable experience in the mining finance industry, joins PHM from HSBC Investment Bank, where he was a Manager of the Metals & Mining corporate finance and advisory team. Prior to that, he spent 3 years at NM Rothschild & Sons, based in both London and the US. Whilst at Rothschild, Jay focused on bullion trading, project finance and corporate lending to the metals & mining industry, and helped to re-establish the Rothschild Resources Banking Department in Denver. Jay then moved to the investment banking division of HSBC where he spent three years as a corporate financier, advising major precious metal, base metal and steel companies.

In view of this appointment, the Board is intending to appoint a further Non-Executive Director.

Preliminary Results

Highlights of the results are as follows:

- Consolidated profit after tax for the year US$5.1 million (US$4.4 Million 2001)

- Operating costs (including depreciation and interest) during the year were RuR 38.08 (US$1.20) per tonne processed and RuR 139.19 per gram (US$136 per ounce) of gold produced
- Gold sold in 2002 was 71,960 Ounces (2001 irca.90,000 ounces.).

Unaudited Preliminary Results

Highlights of the results are as follows:-

Unaudited Consolidated Profit and Loss Account for the year ended 31 December 2002

	2002	2001
	$'000	$'000
Turnover	22,774	23,722
Net operating expenses	(12,212)	(13,622)
	----------	----------
Operating profit	10,562	10,100
Interest payable and similar charges	(1,640)	(1,613)
Loss on disposal of fixed assets	(100)	-
Other income	613	199
	----------	---------
Profit on ordinary activity before Taxation	9,435	8,686
Taxation	(639)	-
Profit on ordinary activity after Taxation	8,796	8,686
Minority Interest	(3,692)	(4,283)
	---------	---------

	31/12/02	31/12/01
Retained profit for the year	5,104	4,403
	======	======

Unaudited Consolidated Balance Sheet as at 31 December 2002

	31/12/02	31/12/01.
Capital and Reserves		
Share Capital	751	391
Share Premium	43,391	8,755
Share Option Reserve	40	-
Profit and loss account	3,889	(1,215)
	--------	--------
Equity shareholders' funds	48,071	7,931
Minority interest	540	10,623
	--------	---------
	48,611	18,554
	=====	=====

Unaudited Consolidated Cash Flow Statement for the year ended 31 December 2002

	31/12/02 $'000	31/2/01 $'000
Net Cash Inflow from Operating activities	6,638	

15,215

Returns on Investments and Servicing of Finance

Interest received 21
-
Interest paid (1,183)
(1,718)

Net cash outflow from returns on investments and servicing finance

(1,162)
(1,718)
Taxation paid (639)
-

Capital Expenditure and Financial Investment

Purchase of tangible assets (12,817)
(16,447)
Purchase of intangible assets -
(3)
Investment acquired (637)
-
Proceeds on disposal of tangible assets 16
-
Net movement in loans to subsidiaries -
668
Loans issued (76)
(224)

Net Cash outflow on capital expenditure and financial

investment (13,514)
(16,006)

Acquisitions and Disposals

Purchase of subsidiary undertaking -
(1)

Cash Outflow before use of Liquid Resources and

Financing (8,677)

(2,510)

Financing Activities

Capital element of finance lease (1,344)
(287)
Net movement in loans 6,449
2,748
Share capital issue 3,599
1,000
Cash inflow from Financing Activity 8,704
3,461

Increase in cash at bank and in hand 27
951

-------.

Chairman's Comments

Commenting on the announcement, Peter Hambro, Executive Chairman, **Peter Hambro Mining**, said:

"We could scarcely have dared to hope at the time of Admission that we would be able to bring 1.78 million ounces of resources into the C2 category reserves and that our independent consultant would confirm more than 9 million ounces of resources. We have done this and it is good news for our shareholders.

The high grade oreshoot known as Apophysis 1 is of particular interest because its high grades will permit faster gold extraction rates than that currently being achieved at Pokrovskiy. When added together Pokrovskiy, Pioneer and the possible Tokur acquisition would give the Company total reserves and resources of more than 19 million ounces. We announced in February our agreement to form a joint venture company to acquire gold mining assets in Magadan and we intend that this will bid for the 38% stake in the Matrosov Mine that is to be auctioned later this year.

We continue to focus on exploration of existing license areas and further drilling will be done at Pioneer which is "open" in all directions.

We currently anticipate that Pokrovskiy production will be in the region of 120,000 ounces in 2003.

The consolidated profit for the year reflects the gradual increase in our ownership of Pokrovskiy Rudnik from 55% to 97.69%. The performance of the operating subsidiary is in line with our earlier announcement to the market that lower grades and longer residence times on the heap leach, combined with teething troubles on the new mill, would be offset by higher gold sale values.

I believe that Russia has enormous potential as a gold producer and it is gratifying to see that the potential for

investment in Russia, both in the mining sector and more broadly, is now being appreciated by a number of international blue chip companies like BP."

Enquiries:

Peter Hambro	+44 77 7415 3498
Peter Hambro Mining	+44 20 7393 0102
David Simonson/Nicola Davidson	+44 20 7606 1244
Merlin Financial	+44 7711 70 91 70

END

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Document rns0000020030310dz3a0018j

REG-Peter Hambro Mining (POG.L) Notice of Results.

74 words
6 March 2003
11:27 am
Regulatory News Service
English

.

RNS Number:3800I Peter Hambro Mining PLC 06 March 2003

For Immediate Release

PETER HAMBRO MINING PLC

Peter Hambro Mining PLC will announce preliminary results for the year ended 31 December 2002 on Monday, 10th March 2003.

-Ends-

Enquiries:

David Simonson/Nicola Davidson 020 7606 1244

Merlin Financial

END

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Document rns0000020030306dz36007q1

REG-Peter Hambro Mining (POG.L) Re Joint Venture.

641 words

17 February 2003

07:06 am

Regulatory News Service

English

RNS Number:5456H **Peter Hambro Mining** PLC 17 February 2003

17th February 2003

Peter Hambro Mining PLC

OJSC Susumanzoloto and **Peter Hambro Mining** PLC
agree Joint Venture over Magadan Gold Mining Assets

Peter Hambro Mining PLC today announces that it has signed heads of agreement in relation to the establishment of a new joint venture gold mining company in the Magadan Region of Russia. The other parties to the proposed joint venture are:

1. OJSC Susuman Mining Complex ("Susumanzoloto") which is based in the Magadan Region and is well known in Russia as one of the biggest gold producers in the area. Susumanzoloto has been producing gold for over 60 years and has produced more than 1,000 tonnes of gold. During 2002 Susumanzoloto produced 180,000 ounces of gold.

2. OJSC Gold Mining Company Shkolnoe ("Shkolnoe"), also of the Magadan Region.

It is intended that the principal purpose of the joint venture will be to take part in an auction for the State's 38% shareholding (representing 50.7% of the voting shares) in OJSC "Matrosov Mine". Publicly available information indicates that Matrosov currently produces 32,000 ounces per year in the Magadan region and that it also owns the licence for the Natalka hard rock deposit with Russian category B, C1 and C2 resources of 7.9 million ounces with an average grade of 4.01 grams per tonne.

Susumanzoloto and Shkolnoe intend to contribute their respective interests in the following companies to the joint venture:

- 76% of Berelekh Mining Complex, which has reported production of more than

65,000 ounces of alluvial gold per annum and has approximately 40 licences for alluvial production in the area.

- 89% of Nel'kobazoloto Mining Company, which has reported production of

close to 30,000 ounces per year. Published resources of its Shkolnoe hard rock deposit in Russian categories C1 and C2 are approximately 250,000 ounces, with considerable exploration potential.

It is intended that **Peter Hambro Mining**'s contribution to the proposed joint venture will, subject to the receipt of a satisfactory independent valuation of these mining companies, comprise cash. The amount of cash to be contributed will be agreed between the parties and be based on this independent valuation. Peter Hambro, Executive Chairman of **Peter Hambro Mining** PLC said:

"We view this strategic alliance in Magadan, one of Russia's premier gold producing regions, as an important new step in building our gold mining business in Russia. Susumanzoloto is the second largest producer in the region and its long and successful history is important to us.

The Natalka deposit is an important target and we look forward to working with Vladimir Khristov, General Director of Susumanzoloto, and his team on this and other acquisition targets in the area."

Enquiries:

Peter Hambro	**Peter Hambro Mining**	+44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial	+44 20 7606 1244

Notes to Editor:

Peter Hambro Mining is a London-based mining company, whose principal asset is 97.69% of JSC Pokrovskiy Rudnik ("JSCP"). JSCP operates 2 gold deposits in the Amur Region in Russia. Its principal deposit is the Pokrovskiy mine, which produced 96,000 ounces of gold in 2001 and has estimated resources of 1.6 million ounces in the pit-shell, and an additional potential 3.4 million ounces out-of-pit. Its other gold deposit, Pioneer, is currently at feasibility stage, and has estimated Russian category C2 and P1 + P2 resources of 3.7 million ounces. JSCP also has a 51% stake in Olekma Rudnik, a titanium deposit also in the Amur region. **Peter Hambro Mining**'s shares are traded on the Alternative Investment Market of the London Stock Exchange.

END

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